File No. 70-9551

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 7 ON
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

NiSource Inc.                         New NiSource Inc.                   Columbia Energy Group
801 East 86th Avenue                  801 East 86th Avenue                13880 Dulles Corner Lane
Merrillville, Indiana  46410-6272     Merrillville, Indiana  46410-6272   Herndon, Virginia  20171-4600

           (Names of companies filing this statement and addresses of principal executive offices)

                                      None

 (Name of top registered holding company parent of each applicant or declarant)

                Mark T. Maassel                                      M. W. O'Donnell
Vice President, Regulatory & Government Policy     Senior Vice President and Chief Financial Officer
                 NiSource Inc.                                    Columbia Energy Group
                801 East 86th Avenue                              13880 Dulles Corner Lane
          Merrillville, Indiana 46410-6272                      Herndon, Virginia 20171-4600

                   (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications to:

Peter V. Fazio, Jr., Esq.                     William T. Baker, Jr., Esq.
Schiff Hardin & Waite                         Thelen Reid & Priest LLP
6600 Sears Tower                              40 West 57th Street
Chicago, Illinois  60606-6473                 New York, New York  10019

William C. Weeden                             William S. Lamb, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP      Joanne C. Rutkowski, Esq.
1440 New York Avenue, NW                      LeBoeuf, Lamb, Greene & MacRae LLP
Washington, D.C.  20005                       125 West 55th Street
                                              New York, New York 10019-5389

                                TABLE OF CONTENTS

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION..................................3

A.   INTRODUCTION AND OVERVIEW OF THE TRANSACTION..............................3
     1.   Principal Terms of the Merger Agreement..............................4
     2.   Financing of the Offer and Transaction...............................6
     3.   Accounting Treatment.................................................7
     4.   Resulting Management.................................................8
     5.   Benefit Plans........................................................8

B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION.............................8
     1.   General Description..................................................8
          a.   NiSource and its Subsidiaries...................................8
          b.   Columbia and its Subsidiaries..................................15
          c.   NiSource and Columbia and Their Subsidiaries...................20
     2.   Description of Utility Facilities...................................20
          a.   NiSource.......................................................20
               i. Natural Gas Facilities......................................20
               ii. Electric Utility Facilities................................22
          b.   Columbia.......................................................23
               i. Natural Gas Facilities......................................23
     3.   Description of Certain Service Arrangements.........................24
     4.   Exemption of Bay State..............................................25

ITEM 2.   FEES, COMMISSIONS AND EXPENSES......................................25

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.....................................26

A.   LEGAL ANALYSIS...........................................................27
     1.   Section 9(a)(2).....................................................27
     2.   Section 10(b).......................................................28
          a.   Section 10(b)(1)...............................................28
               i. Interlocking Relationships..................................28
               ii. Concentration of Control...................................28
          b.   Section 10(b)(2)...............................................31
               i. Fairness of Consideration...................................31
               ii. Reasonableness of Fees.....................................32
          c.   Section 10(b)(3)...............................................33
     3.   Section 10(c).......................................................34
          a.   Section 10(c)(1), including, by reference, Sections 8 and 11...35
               i. Retention of Electric Operations............................35
               ii. Non-Utility Businesses.....................................39
          b.   Section 10(c)(2)...............................................41
               i. Efficiencies and Economies..................................41
               ii. Integrated Gas Utility System..............................43
     4.   Section 10(f) - State Laws..........................................47

ITEM 4.   REGULATORY APPROVALS................................................47

ITEM 5.   PROCEDURE...........................................................48

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS...................................48

A.   EXHIBITS.................................................................48

B.   FINANCIAL STATEMENTS.....................................................51

     The Application/Declaration filed in this proceeding on September 20, 1999, as amended by amendments dated October 28, 1999, April 5, 2000, April 14, 2000, April 28, 2000, July 11, 2000 and September 1, 2000, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

A.   INTRODUCTION AND OVERVIEW OF THE TRANSACTION
     --------------------------------------------

          NiSource Inc., an Indiana corporation ("NiSource"), and New NiSource Inc., a Delaware corporation and a wholly-owned subsidiary of NiSource ("New NiSource") herein request authority pursuant to the applicable standards of the Public Utility Holding Company Act of 1935, as amended (the "Act"), for a proposed business combination and for the related transactions herein described under the Agreement and Plan of Merger among Columbia Energy Group, a Delaware corporation ("Columbia") (each of Columbia, NiSource and New NiSource is referred to as an "Applicant," and are collectively referred to as the "Applicants"), NiSource, New NiSource, Parent Acquisition Corp., an Indiana corporation and wholly-owned subsidiary of New NiSource ("Parent Acquisition"), Company Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of New NiSource ("Company Acquisition"), and NiSource Finance Corp., an Indiana corporation and a special purpose financing subsidiary of New NiSource, dated as of February 27, 2000, as amended and restated as of March 31, 2000 (the "Merger Agreement"). In the proposed business combination, upon receipt of all approvals, Parent Acquisition will merge into NiSource, and Company Acquisition will merge into Columbia. NiSource and Columbia will be the surviving corporations in those mergers and will become wholly-owned by New NiSource. Immediately after these mergers, NiSource will merge into New NiSource. New NiSource will change its name to "NiSource Inc." and serve as a holding company for Columbia and its subsidiaries and the current subsidiaries of NiSource (the "Merger Structure"). The proposed business combination is referred to as the "Transaction."

          A diagram showing the Merger Structure is filed as Exhibit E-2(a).

          Columbia is a registered holding company under the Act which, through its subsidiaries, operates an integrated natural gas transmission and distribution system and engages in exploration and production for natural gas and oil and other activities. NiSource, currently an exempt holding company pursuant to an order issued under Section 3(a)(1) of the Act, directly or indirectly owns all of the issued and outstanding common stock of three public utility subsidiary companies that provide electric and retail natural gas service within the state of Indiana and two public utility subsidiary companies that provide retail natural gas service in the states of Maine, Massachusetts and New Hampshire.1 Following the completion of the Transaction, NiSource and Columbia would become subsidiaries of New NiSource, New NiSource will register with the Securities and Exchange Commission (the "Commission") as a holding company pursuant to Section 5 of the Act and Columbia will continue as a registered holding company so as to preserve certain financing and structural benefits that have already been achieved by Columbia as a registered gas holding company.


------------------------
1    See NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10,
     1999).

          On June 25, 1999, NiSource commenced a tender offer pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), to purchase all of the outstanding shares of common stock of Columbia. The tender offer was subsequently amended and extended, and finally allowed to expire on February 11, 2000. On February 18, 2000, NiSource submitted a proposal to purchase Columbia and, after negotiations, on February 27, 2000, the NiSource and Columbia boards of directors each approved, and the two companies entered into, the original Merger Agreement, which was amended and restated as of March 31, 2000. NiSource and New NiSource filed a Registration Statement on Form S-4 pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and an Amendment No. 1 to such Registration Statement, which registers securities to be issued in connection with the Transaction and includes the joint proxy statement ("Proxy Statement") deemed filed pursuant to the 1934 Act which was used in connection with NiSource's and Columbia's shareholder meetings on June 1, 2000 and June 2, 2000, respectively. See Exhibits C and C-1 hereto. The shareholders of NiSource and Columbia approved and adopted the Merger Agreement at their respective shareholder meetings.

          Pursuant to Sections 9(a)(2) and 10 of the Act, the Applicants hereby request authorization and approval of the Commission for the acquisition by New NiSource of all of the issued and outstanding common stock of NiSource and Columbia through mergers of separate subsidiaries of New NiSource with and into each of NiSource and Columbia followed by the merger of NiSource into New NiSource.

          The Applicants believe the Transaction will produce significant benefits to the public, investors and consumers and will satisfy all of the applicable standards of the Act. The Applicants expect that the Transaction will enable them to take advantage of future strategic opportunities in the increasingly competitive and rapidly evolving markets for energy and energy services in the United States. Specifically, the Applicants believe that, following the Transaction, the combined companies will be better positioned to take advantage of operating economies and efficiencies through, among other measures, joint management and optimization of their respective portfolios of gas supply, transportation and storage assets. The Applicants also believe that the Transaction will provide important strategic benefits to NiSource's shareholders and Columbia's shareholders, as well as to their respective employees and customers and the communities in which they provide public utility service.

          NiSource and New NiSource filed a separate Application/Declaration under the Act, dated May 17, 2000 (File No. 70-9681) with respect to the ongoing financing activities of New NiSource and its subsidiaries after the merger, certain affiliate transactions, and other related matters. In addition, Columbia filed a separate application dated April 17, 2000 (File No. 70-9663), relating to the solicitation of proxies for its shareholders' meeting relating to the merger and the Commission issued an order with respect thereto dated April 20, 2000.2

     1.   Principal Terms of the Merger Agreement

          Each of NiSource and Columbia will be merged with a separate, wholly-owned subsidiary of New NiSource, after which NiSource will merge into New NiSource. NiSource shareholders will receive one common share of New


------------------------
2    Columbia Energy Group, Holding Co. Act Release No. 27169 (Apr. 20, 2000).

NiSource for each of their NiSource common shares and after the merger the NiSource shareholders will own no less than 53% of the New NiSource shares. Columbia shareholders will receive, for each of their Columbia common shares, either (i) $70 in cash, and $2.60 stated amount of a New NiSource Stock Appreciation Income Linked SecuritySM ("SAILS"), which is a unit consisting of a zero coupon debt security and a forward equity contract having the terms described below, or (ii) if the Columbia shareholder elects, the number of New NiSource common shares equal to $74 divided by the average trading price of NiSource common shares for the 30 consecutive trading days ending two trading days before the completion of the merger, which number may never be more than
4.4848. Stock elections are subject to proration if the elections exceed 30% of Columbia's outstanding shares. Also, unless Columbia shareholders make stock elections for at least 10% of Columbia's outstanding shares, all Columbia shareholders will receive cash and New NiSource SAILS in the merger.

          If the merger is not completed by February 27, 2001, Columbia shareholders will receive, for each of their Columbia common shares, an additional amount in cash equal to interest at 7% per annum on $72.29 for the period beginning on February 27, 2001 and ending on the day before the completion of the merger, less the amount of any cash dividends paid on Columbia common shares with a record date after February 27, 2001.

          Each SAILS is a unit consisting of a share purchase contract and a debenture. The share purchase contract represents the holder's obligation to purchase common shares on the fourth anniversary of completion of the merger, and the debenture is pledged to secure that obligation. Under the share purchase contract, a holder will receive for each New NiSource SAILS, on the fourth anniversary of the completion of the merger, the following number of New NiSource common shares: (1) if the average closing price of the common shares on the New York Stock Exchange over a 30-day period before the fourth anniversary equals or exceeds $23.10, the holder will receive 0.1126 common shares; (2) if the average closing price is less than $23.10 but greater than $16.50, the holder will receive a number of common shares equal to $2.60 divided by the average closing price; and (3) if the average closing price is less than or equal to $16.50, the holder will receive 0.1576 common shares. The debenture that is initially part of each New NiSource SAILS will have a principal amount of $2.60. The debenture will not pay interest for the first four years after the merger.

          Unless a holder chooses to make a cash payment of $2.60 to settle the purchase contract, the debenture that is pledged as collateral will be remarketed shortly before the fourth anniversary of the merger, and the proceeds will be used to pay the amount the holder would owe under the purchase contract. If the remarketing is successful, proceeds from the sale will be delivered to New NiSource as payment for the common shares. If the remarketing agent cannot remarket the debentures, New NiSource will exercise its rights as a secured party and take possession of the debentures. In either case, the holder's obligation to purchase shares of New NiSource common stock will be fully satisfied, and the holder will receive New NiSource common shares.

          Shareholders of Columbia at the time of the merger who did not vote in favor of the merger and who made a demand for appraisal of their shares under the Delaware General Corporation Law (the "DGCL") Section 262 may perfect their demand for appraisal rights of those shares following the effective date of the merger in accordance with Section 262 of the DGCL.

          The Merger Agreement is filed as Exhibit B-1 hereto.

          Consummation of the Transaction is also subject to various regulatory approvals, including approval of the Commission under the Act.

          Upon consummation of the Transaction, Applicant will own an integrated gas utility system comprised of the gas utility properties of NiSource's subsidiaries in Indiana, Massachusetts, Maine and New Hampshire and the gas utility properties of Columbia's subsidiaries in Ohio, Pennsylvania, Maryland, Kentucky and Virginia. In addition, NiSource's principal operating utility subsidiary in Indiana will continue to own an integrated electric utility system in Indiana. Further, New NiSource will own the existing non-utility businesses of NiSource and Columbia which, with certain exceptions, are retainable under the standards of Section 11(b)(1) of the Act.

     2.   Financing of the Offer and Transaction

          New NiSource will issue approximately 121.2 million shares of common stock, par value $.01 per share, in exchange for the outstanding common stock of NiSource, based on the number of such shares outstanding on June 30, 2000. Assuming 30% of the outstanding Columbia shares are exchanged for New NiSource common stock (which NiSource believes is a reasonable assumption), approximately
76.6 million shares of New NiSource common stock will be issued in the merger to Columbia's shareholders.

          In addition, New NiSource will issue SAILS, which will result in the issuance of between 6.4 million and 9.0 million shares of New NiSource common stock on the fourth anniversary date of the merger depending on the New NiSource stock price, assuming 30% of the outstanding shares are exchanged for the stock consideration.

          NiSource estimates that the cash payments to Columbia shareholders in the merger will range from approximately $4 billion, assuming 30% of the outstanding Columbia shares are exchanged for the stock consideration, to approximately $6 billion, if all of the Columbia shares are exchanged for the cash and SAILS consideration. In addition, NiSource expects approximately $1.9 billion of Columbia's existing debt to remain outstanding after the merger.

          NiSource has accepted a commitment letter from Credit Suisse First Boston Corporation, New York Branch ("Credit Suisse First Boston") and Barclays Bank PLC ("Barclays", and together with Credit Suisse First Boston, the "Underwriters"), pursuant to which, subject to specified conditions, the Underwriters will provide NiSource Finance Corp. a revolving credit facility in the amount of $6 billion until July 5, 2001, with the option to convert loans outstanding at the expiration of such period into term loans maturing 364 days thereafter (the "Facility") to finance the Transaction. A portion of the Facility may be provided by a syndicate of banks and other financial institutions arranged by the Underwriters. Credit Suisse First Boston will act as administrative agent for the Facility; Barclays will serve as documentation agent for the Facility; and Credit Suisse First Boston and Barclays will act as lead arrangers and co-syndication agents.

          The proceeds of the Facility may be used to finance the cash portion of the Transaction and to pay related fees and expenses. The proceeds of the Facility also are permitted to be used to support a commercial paper program used for these purposes and, if mutually agreed, to refinance certain existing indebtedness.

          Upon the issuance by New NiSource or any of its subsidiaries of any debt or equity (in each case subject to exceptions to be agreed upon), the Facility will be reduced by an amount equal to the net cash proceeds of such debt or equity financing. Loans under the Facility ("Loans") must be repaid on the date of any such reduction to the extent the amount of outstanding Loans exceeds the amount of the Facility as so reduced.

          The Loans will bear interest at specified spreads above LIBOR (adjusted for reserves) or Credit Suisse First Boston's base rate or at a negotiated competitive bid rate. Loans bearing interest at rates based upon LIBOR will be for interest periods of one, two, three or six months. All interest will be paid at the end of the applicable interest period or quarterly, whichever is earlier. In addition, a utilization fee will be payable at a specified per annum rate on the outstanding principal amount at any time more than 25% of the commitment has been borrowed, and a facility fee will be payable at a specified per annum rate on the entire amount of the Facility, whether or not utilized.

          Repayment of the Loans will be unconditionally guaranteed by New NiSource and, until it is merged into New NiSource, by NiSource.

          The credit agreement and related documentation for the Facility are filed as Exhibit B-2 hereto.

          The Facility represents interim acquisition financing for the Transaction. The combined cash flow of NiSource and Columbia is expected to be adequate to service the interest requirements of the Facility without adverse impact on any of the Applicants' utility subsidiaries. The Applicants anticipate that the Facility will be repaid with internally generated funds, including those generated by Columbia and its subsidiaries, and from the proceeds of sales of non-core assets and/or the issuance of equity and other securities. See Subsection A.2.c. of ITEM 3, below, for information relating to the capital structure of the combined systems after the merger, as well as the Application/Declaration (File No. 70-09681) filed under the Act with respect to the issuance of equity and other securities for the purposes of refinancing the Facility and with respect to other proposed financing activities of New NiSource.

     3.   Accounting Treatment

          The Transaction will be accounted for as a purchase of Columbia by New NiSource. As a result, the consolidated financial statements of New NiSource after the merger will reflect the assets and liabilities of Columbia at fair value with the excess of the purchase price over such fair value being allocated to goodwill. Pushdown accounting will not be applied to Columbia, which has publicly-held debt. The application of pushdown accounting is addressed in a letter to the Commission filed as Exhibit J-1 hereto.

          The purchase contracts included in the New NiSource SAILS will be forward transactions in New NiSource's common shares. Upon settlement of a purchase contract four years after completing the merger, New NiSource will receive the stated amount of $2.60 on the purchase contract and will issue the agreed number of New NiSource common shares. The amount received will be credited to shareholders' equity and allocated between the common shares and paid-in capital accounts.

          Prior to the issuance of New NiSource common shares upon settlement of the purchase contracts, New NiSource expects that the SAILS will be reflected in its diluted earnings per share calculations using the treasury stock method. Under this method, the number of common shares used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares issuable upon settlement of the purchase contracts over the number of shares that could be purchased by New NiSource in the market at the average market price during the period using the proceeds receivable upon settlement. As a result of the accounting treatment of the SAILS, New NiSource expects there will be no dilutive effect on its earnings per share except during periods when the average market price of the common shares is above $23.10.

     4.   Resulting Management

          After the merger, the Board of Directors of New NiSource will consist of those persons who serve as directors of NiSource immediately preceding the merger. Mr. Gary L. Neale, the Chairman, President and Chief Executive Officer of NiSource, will serve after the merger as Chairman of the Board, President and Chief Executive Officer of New NiSource.

     5.   Benefit Plans

          Information regarding the effect of the Transaction on the stock-based employee benefit and shareholder benefit plans of NiSource and Columbia is provided in the separate Application/Declaration on Form U-1 filed by NiSource and New NiSource on May 17, 2000 (File No. 70-09681) relating to the ongoing financing requirements of the new system after the merger.

B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION
     ---------------------------------------------

     1.   General Description

          a.   NiSource and its Subsidiaries

          NiSource, formerly NIPSCO Industries, Inc.,3 an Indiana corporation, was incorporated in 1987 to serve as the holding company for Northern Indiana Public Service Company ("Northern Indiana"), which is a public utility under the Act, and various non-utility subsidiaries. NiSource has four additional, direct, or indirect, public utility subsidiaries, Kokomo Gas and Fuel Company ("Kokomo


------------------------
3 On April 14, 1999, NiSource announced that its shareholders approved changing its name from NIPSCO Industries, Inc. to NiSource Inc.

Gas"),4 Northern Indiana Fuel and Light Company, Inc. ("NIFL"),5 Bay State Gas Company ("Bay State")6 and Northern Utilities, Inc. ("Northern"). NiSource is currently an exempt holding company pursuant to an order under Section 3(a)(1) of the Act.7 As of June 30, 2000, NiSource had 121,183,197 shares of common stock issued and outstanding. NiSource's common stock is listed on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange.

          Northern Indiana, NiSource's largest subsidiary, is a combination gas and electric utility company which operates in 30 counties in the northern part of Indiana, serving an area of about 12,000 square miles with a population of approximately 2,200,000. Northern Indiana distributes gas to approximately 677,900 residential, commercial and industrial customers and generates, purchases, transmits and sells electricity to approximately 426,000 electric customers. Kokomo Gas supplies natural gas to approximately 34,400 customers in a six-county area of north central Indiana having a population of approximately 100,000. The Kokomo Gas service territory is contiguous to Northern Indiana's gas service territory. NIFL supplies natural gas to approximately 35,800 customers in five counties in the northeast corner of Indiana having a population of approximately 66,700. The NIFL service territory is also contiguous to Northern Indiana's gas service territory and overlaps Northern Indiana's electric service territory. Northern Indiana has initiated a multi-phase customer choice program to allow residential and small commercial customers the right to choose alternative gas suppliers. The three Indiana operating utility subsidiaries of NiSource are subject to regulation by the Indiana Utility Regulatory Commission ("IURC") as to rates, service and other matters.

          Bay State provides gas service to approximately 269,900 residential, commercial and industrial customers in three separate areas of Massachusetts covering approximately 1,344 square miles and having a combined population of approximately 1,340,000. These include the greater Springfield area in western Massachusetts, an area southwest of Boston that includes the cities of Attleboro, Brockton and Taunton, and an area north of Boston extending to the New Hampshire border that includes the city of Lawrence. Bay State initiated a multi-phase customer choice program to allow residential and commercial customers the right to choose alternative gas suppliers. In November 1998, the Massachusetts Department of Telecommunications and Energy ("MDTE") issued a generic order implementing statewide customer choice for gas customers. Bay State is complying with this order. Bay State is subject to regulation by the MDTE as to rates, service and other matters.


------------------------
4 The Commission authorized NiSource to acquire all of the issued and outstanding common stock of Kokomo Gas in 1992. See NIPSCO Industries, Inc., Holding Co. Act Release No. 25470 (Feb. 3, 1992).

5 The Commission authorized NiSource to acquire all of the issued and outstanding common stock of NIFL in 1993. See NIPSCO Industries, Inc., Holding Co. Act Release No. 25766 (Mar. 25, 1993).

6 The Commission authorized NiSource to acquire all of the issued and outstanding common stock of Bay State in February 1999. Northern is a wholly-owned subsidiary of Bay State. See NIPSCO, Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999).

7    Id.

          Northern provides gas service to approximately 47,700 residential, commercial and industrial customers in an area of approximately 808 square miles in New Hampshire and Maine having a population of approximately 450,000. Northern's service area extends north from the Massachusetts-New Hampshire border to the Portland/Lewiston area in Maine. Northern is subject to regulation by the New Hampshire Public Utilities Commission ("NHPUC") and the Maine Public Utilities Commission ("MPUC") as to rates, service and other matters. At this time, Northern remains an indirect subsidiary of NiSource, through Bay State, pending consummation of the Transaction and registration by New NiSource, and it is expected to continue to be an indirect subsidiary of New NiSource after the merger with Columbia.

          For the twelve months ended June 30, 2000, the gas and electric public utility subsidiaries of NiSource reported operating income of $508.9 million ($134.2 million gas and $374.7 million electric) on combined operating gas and electric utility revenues of approximately $2.3 billion. Gas sales (including transportation revenues) accounted for approximately 52% and electric sales accounted for approximately 48% of NiSource's gross utility revenues. For the twelve months ended June 30, 2000, the consolidated operating revenues of NiSource and its subsidiaries was approximately $3.6 billion, including approximately $1.2 billion gas and $1.1 billion electric. Consolidated assets of NiSource and its subsidiaries as of June 30, 2000, were approximately $7.2 billion, consisting of $5.5 billion in gas and electric utility assets ($2.7 billion gas and $2.8 billion electric) and $1.7 billion in other non-utility assets. The consolidated operating revenues and assets of the combined Columbia and NiSource companies, as of and for the twelve months ended June 30, 2000, may be approximated by combining their income statements, balance sheets and purchase adjustments, which results in operating revenues of $6.2 billion ($3.6 billion NiSource and $2.6 billion Columbia) and assets of $17.8 billion ($7.2 billion NiSource, $6.8 billion Columbia and $3.8 billion goodwill).

          NiSource owns all of the outstanding common stock of NiSource Pipeline Group, Inc. ("NPG"), which in turn owns all of the outstanding common stock of Granite State Gas Transmission, Inc. ("Granite State") and PNGTS Holding Corp. ("PNGTS Holding"). Crossroads Pipeline Company ("Crossroads"), a wholly-owned direct subsidiary of NI Energy Services, Inc., which in turn is a wholly-owned direct subsidiary of NiSource, is a natural gas transportation company that was certificated by the Federal Energy Regulatory Commission ("FERC") in May 1995 to operate as an interstate pipeline.8 Crossroads owns and operates a 201-mile, 20-inch diameter pipeline that extends from Schererville, Indiana, in the northwestern corner of Indiana, to Cygnet, Ohio, which is located in northwestern Ohio. At Cygnet, Crossroads' facilities interconnect with those of Columbia Gas Transmission Corporation ("Columbia Transmission"). Crossroads receives gas from Natural Gas Pipeline Company of America ("NGPL"), Trunkline Gas Company ("Trunkline") and Panhandle Eastern Pipeline Company ("Panhandle Eastern"). Crossroads delivers gas to Northern Indiana, Ohio Gas Company, NIFL, Columbia Transmission and KNG Energy Incorporated.

          Granite State owns and operates a 105-mile, 6 to 12-inch diameter, interstate pipeline that extends from Haverhill, Massachusetts, where it interconnects with the facilities of Tennessee Gas Pipeline Company ("Tennessee Gas"), to a point near Westbrook, Maine, where it interconnects with Portland


------------------------
8    See Crossroads Pipeline Co., 71 FERCP. 61,076 (1995).

Natural Gas Transmission System ("PNGTS"). PNGTS Holding, together with Granite State, hold a 19.06% interest in PNGTS. PNGTS is a 292-mile, 24 to 30-inch diameter, natural gas transmission line that provides New England access to Michigan Storage fields 9, the Western Canada supply basin supply and the Chicago market center. PNGTS interconnects with the Tennessee Gas pipeline facilities near Dracut, Massachusetts, Northern and Granite State at locations in Maine and New Hampshire, and Trans Quebec Maritimes Pipeline Incorporated at Pittsburgh, New Hampshire.

          EnergyUSA, Inc. (IN) ("EnergyUSA (IN)"), a wholly-owned subsidiary of NiSource, serves as an intermediate holding company for many of NiSource's non-utility businesses and coordinates the energy-related diversification efforts of NiSource. Through subsidiaries, EnergyUSA owns businesses engaged in the following activities:10

          o Energy Marketing: EnergyUSA (IN), through its wholly-owned direct subsidiary, EnergyUSA-TPC Corp. ("TPC"), markets gas to commercial and industrial entities, on a national basis, including customers in areas served by NiSource's gas distribution utilities and provides gas asset management and optimization to gas utilities. EnergyUSA (IN) also provides gas supply services to other NiSource affiliates, including Kokomo Gas and NIFL. TPC was acquired on April 1, 1999 by EnergyUSA
               (IN). The significant assets of TPC consist of: (i) gas marketing contracts; (ii) asset management and optimization contracts; and
               (iii) computer systems and equipment to support the aforementioned activities.11

          o    Residential/Small Commercial Gas and Propane Marketing; Appliance
               Leasing: EnergyUSA Retail, Inc. ("EnergyUSA Retail") provides gas


------------------------
9 The Michigan Storage fields have played an increasingly important role in the natural gas portfolio for upper Midwest market participants. Their geographical location is strategic in accessing Gulf Coast, Mid-continent and Chicago market centers, Western Canada supply basins and local production in the state of Michigan. Michigan Storage is interconnected with major interstate and intrastate transmission systems which serve markets located in Iowa, Minnesota, Wisconsin, Illinois, Indiana, Ohio and the New England areas. Pipeline interconnects accessing Michigan Storage include, among others, ANR Pipeline Company ("ANR"), Panhandle Eastern, Trunkline and Vector Pipeline Limited Partnership ("Vector").

10 EnergyUSA (MA), a wholly-owned subsidiary of EnergyUSA (IN), sells propane to residential and commercial customers. Savage ALERT, Inc. ("Savage ALERT"), is a wholly-owned subsidiary of EnergyUSA (MA). Alert Air Systems, Inc. and Alert Mechanical Services, Inc., each a wholly-owned subsidiary of Savage ALERT provide heating, ventilation and air-conditioning contracting services. Alert, Inc., a wholly-owned subsidiary of Savage ALERT, provides design and construction management services. Savage-Engineering, Inc., a wholly-owned subsidiary of Savage ALERT, provides engineering services. EnergyUSA (MA), Savage ALERT, Alert Air Systems, Inc, Alert Mechanical Services, Inc., Alert, Inc. and Savage-Engineering, Inc. are in the process of being sold.

11 With the exception of its subsidiary company, MS-1 Distribution and Storage Corporation ("MS-1"), Market Hub Partners, Inc., which, together with its direct and indirect subsidiary companies (collectively, "MHP"), were subsidiary companies of TPC, were sold to a non-affiliated third party on September 18, 2000. MS-1 will be sold. MS-1 is primarily a water utility company with natural gas distribution activities in Mississippi. By virtue of Rule 7 under the Act, MS-1, with an average of gas utility revenues over the last three calendar years of significantly less than $5,000,000, is not a "public-utility company" under the Act.

               and other energy-related products and services to residential and small commercial customers of utilities that allow competitive suppliers to market in their service territories. EnergyUSA Retail provides certain of Bay State's, Columbia's and Northern Indiana's customers with natural gas. EnergyUSA Retail also sells propane and leases water heaters to customers in New England through its wholly-owned holding company subsidiary, EnergyUSA Consumer Products Group, Inc.12

          o Oil and Gas Exploration and Production: EnergyUSA (IN) has equity interests in a domestic oil and gas producer with properties located in Texas, Oklahoma and Louisiana.

          o Energy Management Services: EnergyUSA Commercial Energy Services, Inc. provides traditional energy management services, including power quality consulting and energy management, to commercial and industrial entities.13

          o EnergyUSA (IN) is a minority owner of MOSAIC Energy, LLC, a new venture created to develop and market proprietary fuel cell distributed generation technology.

          Primary Energy, Inc. ("Primary"), a wholly-owned subsidiary of NiSource, arranges energy-related projects for large energy-intensive industrial facilities. Primary offers expertise to large energy customers in managing the engineering, construction, operation and maintenance of these energy-related projects. These customers are electric customers of Northern Indiana and their facilities are within Northern Indiana's service territory.

          o Primary's wholly-owned subsidiary, Harbor Coal Company ("Harbor Coal"), invested in a partnership to finance, construct, own and operate a $65 million pulverized coal injection facility, which began commercial operation in August 1993. The facility receives raw coal, pulverizes it and delivers it to Ispat Inland, Inc. ("Ispat") for use in the operation of blast furnaces for manufacturing operations at the Ispat plant site referred to in the following paragraph. Harbor Coal is a 50% partner in the project with an Ispat affiliate. NiSource guarantees the payment and performance of the partnership's obligations under a sale and leaseback of a 50% undivided interest in the facility.

          o North Lake Energy Corporation ("North Lake"), a wholly-owned subsidiary of Primary, entered into a lease for the use of a 75-megawatt energy facility located at Ispat. The facility uses steam generated by Ispat to produce electricity which is delivered to Ispat. The facility began commercial operation in May 1996. NiSource guarantees North Lake's obligations relative to the lease and certain obligations to Ispat relative to the project.


------------------------
12 EnergyUSA Retail and EnergyUSA Consumer Products Group, Inc. are in the process of being sold.

13   EnergyUSA Commercial Energy Services, Inc. is in the process of being sold.

          o Lakeside Energy Corporation ("LEC"), a wholly-owned subsidiary of Primary, entered into a lease for the use of a 161-megawatt energy facility located at USS Gary Works. The facility processes high-pressure steam into electricity and low-pressure steam for delivery to USX Corporation-U.S. Steel Group ("U.S. Steel"). A 15-year tolling agreement with U.S. Steel commenced on April 16, 1997 when the facility was placed in commercial operation. NiSource Capital Markets Inc. ("Capital Markets"), a wholly-owned financing direct subsidiary of NiSource, guarantees certain limited LEC obligations to the lessor.

          o Portside Energy Corporation ("Portside"), a wholly-owned subsidiary of Primary, operates a 63-megawatt energy facility at the Midwest Division of National Steel Corporation ("National") to process natural gas into electricity, steam and heated water to be provided to National for a 15-year period. Portside entered into a lease for use of the facility. Capital Markets guarantees certain Portside obligations to the lessor. The facility began commercial operation on September 26, 1997.

          o Primary's wholly-owned subsidiary, Cokenergy, Inc. ("CE"), operates an energy facility at Ispat's Indiana Harbor Works to scrub flue gases and recover waste heat from the coke facility constructed by Indiana Harbor Coke Company, LP ("Harbor Coke") and to produce steam and electricity from the recovered heat which is then delivered to Ispat. CE leases these facilities from a third party. CE has a 15-year service agreement and a related 15-year fuel supply agreement with Ispat and Harbor Coke. Capital Markets guarantees certain CE obligations relative to the lease.

          o Primary's wholly-owned subsidiary, Whiting Clean Energy, Inc. ("Whiting"), has an electric facility currently under construction which is expected to be an Exempt Wholesale Generator within the meaning of Section 32 of the Act ("EWG") and sell power into the wholesale market. In 1999, Whiting signed an agreement with BP Amoco Oil Company ("BP Amoco") for the lease, operation and maintenance of the facility, a net 525 MW natural gas-fired cogeneration plant, on land adjacent to BP Amoco's refinery in Whiting, Indiana. The plant will provide process steam to BP Amoco's refinery operations and sell power into competitive wholesale markets. Completion of the plant is expected by the third quarter of 2001. Capital Markets has guaranteed certain Whiting obligations to the owner/lessor and to BP Amoco.

          o Primary's wholly-owned subsidiary, Ironside Energy LLC ("Ironside"), acting as agent for a third party owner/lessor, has entered into contracts for the construction of a 50 megawatt cogeneration plant. The facility is to be located in LTV Steel Company, Inc's ("LTV") Indiana Harbor Works plant in northwest Indiana. Ironside intends to enter into an agreement to lease the facility from the owner/lessor upon completion of construction. Ironside will sublease the facility to LTV and LTV will utilize the facility to produce high-pressure steam and electricity upon completion of construction, presently anticipated to occur in the third quarter of 2001. Certain Ironside obligations to the owner/lessor and to LTV are guaranteed by Capital Markets.

          Miller Pipeline Corporation ("Miller"), a wholly-owned subsidiary of NiSource, installs, repairs and maintains underground pipelines used in gas and water transmission and distribution systems. Miller also sells products and services related to infrastructure preservation and replacement. Miller is in the process of being sold.

          NiSource, through an intermediate holding company, IWC Resources Corporation ("IWCR"), owns all of the stock in six water companies (Indianapolis Water Company, Harbour Water Corporation, Liberty Water Corporation, Irishman's Run Acquisition Corp., The Darlington Water Works Company and IWC Morgan Water Corporation) and has an operating agreement with the City of Lawrence, Indiana, which is being treated as a purchase by IWCR in accordance with generally accepted accounting principles (collectively, the "Water Utilities"). The Water Utilities supply water to residential, commercial and industrial customers and for fire protection service in Indianapolis, Indiana and surrounding areas. The territory served by the Water Utilities covers an area of approximately 650 square miles in seven counties of central Indiana and the Water Utilities serve approximately 275,000 customers. As of June 30, 2000, assets of the Water Utilities amounted to $704.9 million, and revenues of the Water Utilities for the twelve months then ended, amounted to $101.6 million.

          SM&P Utility Resources, Inc. ("SM&P"), a wholly-owned direct subsidiary of NiSource, and its subsidiaries, Colcom Incorporated ("Colcom") and Underground Technology, Inc. ("UTI") are to be sold. These companies locate underground facilities for utilities throughout the United States. During 1999, SM&P, Colcom and UTI performed approximately 6.6 million line locates.

          NiSource Development Company, Inc. ("Development") has investments in various activities, primarily in real estate, intended to complement NiSource's utility and energy businesses. These investments are hereinafter discussed in
ITEM 3, below. South Works Power Company ("South Works"), a wholly-owned subsidiary of Development, leases electric generating and transmission facilities owned by U.S. Steel and located in south Chicago, Illinois. The facilities, which are presently not in operation, are indirectly interconnected with the electric transmission system of Northern Indiana.

          Capital Markets provides financing for certain of NiSource's subsidiaries other than Northern Indiana. Capital Markets has entered into revolving credit agreements for $200 million. These agreements provide financing flexibility to Capital Markets and may be used to support the issuance of commercial paper. At June 30, 2000, Capital Markets had issued $186.0 million in commercial paper but there were no borrowings outstanding under the revolving credit agreements. Capital Markets also has $178.0 million available in money market lines of credit with $141.5 million of borrowings outstanding as of June 30, 2000. For the same period, Capital Markets had $450 million in long-term debt outstanding.

          The financial obligations of Capital Markets are subject to a support agreement ("Support Agreement") between NiSource and Capital Markets which provides that NiSource make payments of interest and principal on Capital Markets' obligations in the event of a failure to pay by Capital Markets.

          NiSource Corporate Services Company ("Corporate Services") provides management, administrative, gas portfolio management, accounting and other services to the various NiSource companies. Hamilton Harbour Insurance Services, Ltd., a wholly-owned direct subsidiary of NiSource, acts as an agent in obtaining insurance for the NiSource companies.

          The non-utility assets of NiSource comprised, as of June 30, 2000, 24% of the consolidated assets of NiSource. As a result of the sale of MHP, and anticipated sales of other non-utility assets and companies, this percentage is being substantially reduced.

          As of June 30, 2000, NiSource owned, through subsidiaries, interests in EWGs and FUCOs totaling $177,000 in the aggregate and, assuming the merger were effective as of June 30, 2000, no aggregate investment in EWGs and FUCOs, as defined in Rule 53.

          b.   Columbia and its Subsidiaries

          Columbia, formerly The Columbia Gas System, Inc., and its subsidiaries comprise an integrated natural gas system engaged in natural gas transmission, natural gas distribution and exploration for and production of natural gas and oil. Columbia is currently exiting most of its other related energy businesses that include the distribution of propane and petroleum products, marketing of natural gas and electricity and the generation of electricity, primarily fueled by natural gas. As a registered holding company, Columbia derives substantially all its revenues and earnings from the operating results of its 20 direct subsidiaries. Columbia owns all of the securities of these direct subsidiaries. As of June 30, 2000, Columbia had 79,512,479 shares of common stock issued and outstanding. Columbia's common stock is listed on the New York Stock Exchange.

          Distribution Utilities: Columbia provides natural gas distribution services in a five-state region in the Midwest and mid-Atlantic United States through its five wholly-owned public utility subsidiaries: Columbia Gas of Kentucky, Inc. ("Columbia Kentucky"), Columbia Gas of Maryland, Inc. ("Columbia Maryland"), Columbia Gas of Ohio, Inc. ("Columbia Ohio"), Columbia Gas of Pennsylvania, Inc. ("Columbia Pennsylvania") and Columbia Gas of Virginia, Inc. ("Columbia Virginia"). Columbia's five distribution subsidiaries provide natural gas service to nearly 2.1 million residential, commercial and industrial customers in Kentucky, Maryland, Ohio, Pennsylvania and Virginia. Approximately 32,400 miles of distribution pipelines serve these major markets. The distribution subsidiaries have initiated transportation programs that allow residential and small commercial customers the opportunity to choose their natural gas suppliers and to use the distribution subsidiaries for transportation service. This ability to choose a supplier was previously limited to larger commercial and industrial customers.

          Columbia Kentucky supplies natural gas to approximately 142,900 retail customers in a 31-county area of central and eastern Kentucky having a population of approximately 965,000. Columbia Kentucky is subject to regulation by the Kentucky Public Service Commission ("KPSC") as to rates, service and other matters.

          Columbia Maryland supplies natural gas to approximately 32,100 retail customers in a three-county area of western Maryland having a population of approximately 227,000. Columbia Maryland is subject to regulation by the Maryland Public Service Commission ("MPSC") as to rates, service and other matters.

          Columbia Ohio supplies natural gas to approximately 1,357,800 retail customers in a 53-county area of north central and southeastern Ohio having a population of approximately 6,700,000. Columbia Ohio is subject to regulation by the Public Utilities Commission of Ohio ("PUCO") as to rates, service and other matters.

          Columbia Pennsylvania supplies natural gas to approximately 391,800 retail customers in a 26-county area of central and southwestern Pennsylvania having a population of approximately 2,380,000. Columbia Pennsylvania is subject to regulation by the Pennsylvania Public Utility Commission ("PPUC") as to rates, service and other matters.

          Columbia Virginia supplies natural gas to over 187,900 retail customers throughout Virginia. Columbia Virginia is subject to regulation by the Virginia State Corporation Commission ("VSCC") as to rates, service and other matters.

          Transmission and Storage Operations: Columbia's two interstate pipeline subsidiaries, Columbia Transmission and Columbia Gulf Transmission Company ("Columbia Gulf"), own a pipeline network of approximately 16,250 miles extending from offshore in the Gulf of Mexico to Lake Erie, New York and the eastern seaboard. In addition, Columbia Transmission operates one of the nation's largest underground natural gas storage systems. Together, Columbia Transmission and Columbia Gulf serve customers in fifteen northeastern, mid-Atlantic, midwestern and southern states and the District of Columbia. Columbia Gulf's pipeline system extends from offshore Louisiana to West Virginia and transports a major portion of the gas delivered by Columbia Transmission. It also transports gas for third parties within the production areas of the Gulf Coast. Columbia Transmission and Columbia Gulf provide an array of competitively priced natural gas transportation and storage services for local distribution companies and industrial and commercial customers who contract directly with producers or marketers for their gas supplies.

          In 1999, Columbia Transmission completed construction of the largest expansion of its storage and transportation system in its history. The expansion adds approximately 500,000 Mcf per day of firm storage to 23 customers. Columbia Transmission is also participating in the proposed 442-mile Millennium Pipeline Project that has been submitted to FERC for approval. As proposed, the project will transport approximately 700,000 Mcf per day of natural gas from the Lake Erie region to eastern markets. On June 28, 2000, Millennium filed an application with the FERC to amend the proposed route for the pipeline through Westchester County, New York. This revision to the pipeline route does not have a significant impact on the total mileage for the proposed pipeline. The certificate application for the project is still awaiting approval from the FERC.

          Columbia Gulf has announced its participation in the proposed 160 mile, 24-inch diameter, Volunteer Pipeline Project ("Volunteer"). As proposed, the project will transport approximately 250,000 Mcf per day from Portland, Tennessee to a point near Chattanooga, Tennessee. In May, 1999, Volunteer concluded an open season in which nearly a dozen companies requested more than 440,000 Mcf per day of capacity. Following the conclusion of the open season, several power developers in Georgia also expressed interest in obtaining capacity in the Volunteer pipeline. Based upon this interest, the design of the proposed project has been expanded to an approximately 210 mile, 24-inch diameter pipeline that would extend from Portland, Tennessee to a point located north of Rome, Georgia. The proposed design capacity of the pipeline is now approximately 550,000 Mcf per day. Volunteer expects to provide firm natural gas transportation from the mid-continent into the Atlanta, Georgia, and other southeastern markets. Volunteer is currently in the process of negotiating with potential shippers, and the timing of a FERC construction application is contingent upon a final determination of market demand based upon these negotiations. Volunteer is exploring several construction options and timelines that would have the pipeline in place to meet market demand as it evolves.

          Columbia Gulf also announced plans in September 1998 to consider an expansion of its onshore East Lateral system to add approximately 600,000 Mcf per day of incremental firm gas transportation capacity. Columbia Gulf is also participating in the proposed SunStar Pipeline project, a 56-mile offshore pipeline project with a capacity of 660,000 Mcf of natural gas per day from the Gulf of Mexico to its onshore lateral. Columbia Gulf is continuing to explore various options for the proposed SunStar pipeline and the expanded East Lateral system through discussions with potential shippers. Columbia Gulf and potential shippers have signed no precedent agreements; neither have any FERC applications been filed nor environmental permit applications been prepared.

          Effective November 30, 1999, Columbia Gulf sold its 33% interest in the Trailblazer Pipeline, a 350-mile natural gas pipeline that extends from northeast Colorado to Gage County in Nebraska.

          Columbia Pipeline Corporation and its wholly-owned subsidiary, Columbia Deep Water Services Company, were formed to operate pipeline and gathering facilities that are not regulated by FERC.

          The non-utility operations of Columbia have been previously authorized under the Act or have been established under a rule or statutory exemption.

          Exploration and Production Operations: Through its wholly-owned subsidiaries, Columbia's exploration and production subsidiary, Columbia Energy Resources, Inc. ("Columbia Resources"), explores for, develops, gathers and produces natural gas and oil in Appalachia and Canada.14 As of December 31, 1999, Columbia Resources' subsidiaries held interests in approximately 3.9 million net acres of gas and oil leases and had proved gas reserves of 965.8 billion cubic feet of natural gas equivalent. Columbia Resources' subsidiaries own and operate 8,188 wells and 6,069 miles of gathering facilities and have expanded their reserve base and production through an aggressive drilling and acquisition program. During 1999, Columbia Resources' subsidiaries purchased 800 wells, gathering assets and approximately 800,000 undeveloped acres in the U.S. and Canada. Through its subsidiaries' operations in north-central West Virginia, southern Kentucky, northern Tennessee and New York, Columbia Resources is one of the largest-volume independent natural gas and oil producers in the Appalachian Basin.

          Energy Marketing Operations: Columbia Energy Services Corporation ("Columbia Energy Services") and its subsidiaries conduct Columbia's non-regulated natural gas and electric power marketing operations and provide service to residential and small commercial customers as a result of the unbundling of services that is occurring at the local distribution level. Columbia Energy Services, through its subsidiary, Columbia Service Partners, Inc., provides a variety of energy-related services to both homeowners and businesses. Columbia Energy Services sold its wholesale gas and electric trading operations at year-end 1999 and has recently sold its retail mass marketing business. Columbia Energy Services is also exiting its major accounts business. These businesses are reported as discontinued operations.

          Columbia Propane Corporation ("Columbia Propane") sells propane at wholesale and retail to more than 350,600 customers in 31 states and the District of Columbia. Columbia Petroleum Corporation ("Columbia Petroleum") owns and operates petroleum assets that serve approximately 42,000 customers in five states. Columbia has been evaluating the appropriateness of remaining in some of its businesses, given the rapidly changing energy industry and its pending merger with NiSource, and has determined to exit its energy marketing operations. Consequently, Columbia has decided to sell Columbia Propane and Columbia Petroleum. These businesses are currently being offered for sale and are being reported as discontinued operations.

          Power Generation, LNG and Other Operations: Columbia Electric Corporation's ("Columbia Electric") primary focus has been the development, ownership and operation of natural gas-fueled power plants. Columbia Electric is part owner in three operating cogeneration projects. These facilities produce both electricity and useful thermal energy and are fueled principally by natural gas. Columbia Electric holds various interests in these facilities, which have a total capacity of approximately 248 megawatts.15

          In June 1998, Columbia Electric and LG&E Power Inc., a subsidiary of LG&E Energy Corporation, announced an agreement for Columbia to participate in the development of a gas-fired cogeneration project that would have a total


------------------------
14 In 1997, Columbia Transmission sold 2,700 miles of gathering lines to Columbia Resources. Effective January 1999, Columbia Transmission sold an additional 750 miles of gathering facilities to Columbia Resources.

15   Columbia has announced the sale to a non-affiliated third party.

equivalent capacity of approximately 550 megawatts.16 The facility will provide steam and electric services to a Reynolds Metals plant in Gregory, Texas and will also provide electricity to the Texas energy market. Construction began in August 1998 and the facility commenced operations in July of 2000.15

          Under PURPA and its implementing regulations, no more than 50% of the equity interests in a qualifying facility ("QF") may be held by a company that is an electric utility or an electric utility holding company or any combination of such companies. Electric utility holding companies now own up to approximately 50% of the equity interests in each of the four QFs referred to in the two preceding paragraphs in which Columbia holds an interest. Columbia currently is not an electric utility holding company, but its interest in QFs would be held by an electric utility holding company as a result of the merger with NiSource. Consequently, the 50% limitation on total interests held by electric utility holding company affiliates would be exceeded. To avoid jeopardizing the QF status of the projects and to comply with Columbia's obligations to other participants in the projects, Columbia has agreed to sell its interests in and has completed the sale of the four QFs.

          Construction of the Liberty Electric Project, a gas-fired electric generation plant which is expected to provide approximately 568 megawatts of electricity, commenced in early 2000 in Eddystone, Pennsylvania. Columbia currently owns 100% of the Liberty Electric Project, which is anticipated to commence operations in early 2002.15 17

          Construction of the Ceredo Generating Station, a gas-fired electric generation peaking plant which is expected to provide approximately 500 megawatts of electricity, commenced in July 2000 in Ceredo, West Virginia ("Ceredo Project"). Columbia currently owns 100% of the Ceredo Project, which is anticipated to commence operations in the summer of 2001.15

          In December 1999, a limited partnership company established between Columbia Electric and Atlantic Generation, Inc. completed a transaction terminating a long-term power purchase contract. Columbia Electric's portion was approximately $71 million pre-tax under the terms of the buyout. The partners will continue to operate the facility as a merchant power plant.17

          Columbia LNG Corporation ("Columbia LNG") provides transition services related to a liquefied natural gas facility located in Cove Point, Maryland, which is one of the largest natural gas peaking and storage facilities in the United States. The facility has the capacity to liquefy natural gas at a rate of 15,000 Mcf per day. The facility enables liquefied natural gas to be stored until needed for the winter peak-day requirements of utilities and other large gas users. The Columbia partnership that owned the facility was sold in June 2000 to subsidiaries of the Williams Company.


------------------------
16 The project was certified as a "qualifying facility" under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"). See Gregory Power Partners L.P., 87 F.E.R.C. P. 62,048 (Apr. 12, 1999).

17   The Liberty Electric Project will seek EWG certification.

          Telecommunications: Columbia Transmission Communications Corporation, a wholly-owned subsidiary of Columbia, and its subsidiaries provide telecommunications and information services and assist personal communications services and other microwave radio service licensees in locating and constructing antenna facilities. Columbia Transmission Communications Corporation also is involved in the development of a dark fiber optics network for voice and data communications.

          For the twelve months ended June 30, 2000, the utility subsidiaries of Columbia reported operating income of $245.4 million on utility revenues of approximately $1.7 billion. Columbia's consolidated revenues for the same period were approximately $2.6 billion. Consolidated assets of Columbia and its subsidiaries were approximately $6.8 billion at June 30, 2000, consisting of $2.6 billion in gas utility assets and $4.2 billion in other non-utility assets.

          As a registered holding company, Columbia and its utility subsidiary companies are an integrated gas utility system under the Act. The non-utility companies in the Columbia System are related to, and supportive of, its utility operations and, by virtue of continued operations, retainable under the standards of the Act.

          c.   NiSource and Columbia and Their Subsidiaries

          Reference is made to Exhibit J-2 for information with respect to customers, assets and revenues, as of June 30, 2000, of (1) NiSource consolidated, (2) Columbia consolidated, (3) NiSource and Columbia pro forma combined, (4) NiSource's and Columbia's "public-utility" company subsidiaries,
(5) Columbia Transmission, (6) Columbia Gulf and (7) other non-utility subsidiary companies.

     2.   Description of Utility Facilities

          a.   NiSource

               i.   Natural Gas Facilities

          The NiSource gas distribution system in Indiana includes approximately 13,924 miles of distribution mains to serve 748,300 customers. In addition, Northern Indiana owns and operates underground gas storage facilities located at Royal Center, Indiana with a storage capacity of 6.75 billion cubic feet (Bcf), and a liquefied natural gas ("LNG") plant in LaPorte County, Indiana having a storage capacity of 4.0 Bcf, which is used for system pressure maintenance and peak season (November-March) deliveries. Northern Indiana also holds under long-term contract storage capacity totaling approximately 9.11 Bcf in the Markham, Moss Bluff and Egan salt-dome storage caverns in Texas and Louisiana and the Rotherwood Facility in Texas.

          These facilities, which provide Northern Indiana with a significant amount of "high deliverability" storage capacity,18 are located at two of the industry recognized and acknowledged market centers and gas trading points which


------------------------
18 "High deliverability," which is an operational characteristic of salt-dome storage caverns, means the ability to inject and withdraw gas on a frequent (i.e., daily) basis, year-round and at a high rate of flow. Utilization of the capacity of such facilities is measured in terms of both their storage volume and frequency of the injection/withdrawal cycle (i.e., cycling). In contrast, Northern Indiana's underground storage facilities in Indiana only allow for gas injection and withdrawal on a seasonal basis. The "high deliverability" facilities in Texas and Louisiana provide Northern Indiana with added flexibility in managing deliveries to and from interstate pipelines, which, in turn, allows Northern Indiana to take advantage of price volatility and to balance its system load requirements on a daily basis.

provide buyers and sellers supply basin and transportation capacity choice. These market centers and gas trading points are formed at locations where interstate pipelines serving the upper Midwest, Northeast, Gulf Coast, mid-Atlantic and Ohio Valley intersect.

          NiSource's New England gas distribution utilities includes 5,450 miles of distribution mains, 116 miles of transmission lines, and customer connections to serve 317,500 customers. Bay State and Northern also own and operate LNG liquefaction, vaporization and storage facilities and propane storage tanks used to store supplemental and peak shaving supplies. NiSource's combined gas system consisted of 19,374 miles of distribution mains, together with associated compressing and regulating stations, LNG liquefaction, vaporization and storage facilities, propane storage tanks and 1,065,600 customers.

          Currently, NiSource's Midwest and New England utilities purchase approximately 50% of their total system gas requirements from production in the Gulf Coast Basin (onshore and offshore Texas and Louisiana producing areas), approximately 42% from production in the Mid-Continent (Oklahoma, Kansas and Arkansas) and Permian (West Texas) supply basins, and 8% from production in the Western Canada supply basin. By the 2000-2001 winter heating season, new interstate pipeline capacity in New England and the upper Midwest states of Illinois, Indiana and Michigan will provide for further diversification of NiSource's Midwest and New England gas portfolios and for access to gas supplies sourced from multi-regional supply basins, market centers and gas trading points.

          NiSource's gas distribution subsidiaries have currently contracted for "firm" capacity and storage service on ten different long-haul interstate pipelines: ANR, NGPL, Panhandle Eastern, PNGTS, Tennessee Gas, Midwestern Gas Transmission ("Midwestern"), Texas Eastern Transmission Corp. ("Texas Eastern"), Texas Gas Transmission Corp. ("Texas Gas"), Transco and Trunkline. NiSource's subsidiaries also have firm transportation capacity agreements with TransCanada PipeLines Limited ("TransCanada"), a Canadian interprovincial pipeline, and with several other regional pipelines, such as Algonquin Gas Transmission Company ("Algonquin"), Crossroads, Granite State and National Fuel Gas Supply Company ("National Fuel").

          NiSource expects that, as areas in New England begin to experience gas portfolio restructuring similar to that experienced in the Midwest beginning in 1995 and transmission constraints are eliminated as new pipeline capacity begins commercial service, the NiSource gas distribution utilities will be well-positioned to create opportunities to supplement their gas portfolios with surplus from additional multi-regional supply basins and market centers, including the Western Canada supply basin, Appalachian basin and Michigan Storage fields. NiSource's Midwest and New England and Columbia's gas distribution utilities' portfolios will interact at market centers and gas trading points directly through existing and new pipelines, such as PNGTS, Northern Border, Vector and Alliance Pipeline Ltd., as well as indirectly by means of any one of several existing pipeline interconnections between

Crossroads and Columbia Transmission; Tennessee Gas and PNGTS; Tennessee Gas and Columbia Transmission; Vector, Millennium, Algonquin and Columbia Transmission; and Northern Border, Vector, ANR and NGPL.

               ii.  Electric Utility Facilities

          Northern Indiana owns and operates four coal-fired electric generating stations with an aggregate net capability of 3,179 MW, two hydroelectric generating plants with an aggregate net capability of 10 MW, and four gas-fired combustion turbine generating units with an aggregate net capability of 203 MW, for a total system net capability of 3,392 MW. During the year ended December 31, 1999, Northern Indiana generated 89.9% and purchased 10.1% of its electric requirements.

          Northern Indiana's transmission system consists of 3,068 circuit miles of lines with voltages ranging from 34.5 kV to 345 kV. Northern Indiana's electric distribution system extends into 21 counties in the northern third of Indiana and consists of 7,800 circuit miles of overhead and 1,571 cable miles of underground primary distribution lines operating at various voltages ranging from 2.4 to 12.5 kV.

          Northern Indiana's electric control area peak load (the highest level of electrical utility usage in the control area) of 3,307 MW was set on July 30, 1999. Northern Indiana's electric control area includes Northern Indiana, Wabash Valley Power Association, Inc. ("WVPA") and Indiana Municipal Power Agency ("IMPA"). Northern Indiana's internal peak load, which excludes WVPA and IMPA, of 2,962 MW, was also set on July 30, 1999.

          Northern Indiana's electric system is interconnected with the systems of American Electric Power, Commonwealth Edison Company, Cinergy Corp., Consumers Energy and Ameren Corporation, formerly Central Illinois Public Service Company. Electric energy is purchased from, sold to, or exchanged with various other utilities and power marketers under Northern Indiana's power sales and open access transmission tariffs.

          Northern Indiana provides WVPA with transmission and distribution service, operating reserve requirements and capacity deficiency service, and provides IMPA with transmission service, operating reserve requirements and capacity deficiency service in Northern Indiana's control area. Northern Indiana also engages in sales and services under interconnection agreements with WVPA and IMPA. WVPA supplies electricity to 12 distribution membership cooperatives located in Northern Indiana's control area. IMPA provides service to the municipal electric system of the city of Rensselaer located in Northern Indiana's control area. Northern Indiana and WVPA have executed a supplemental agreement for unit peaking capacity and energy. Unit peaking capacity is the capacity used to serve peak demand from a specific peaking generation unit. Pursuant to this agreement, which runs through December 2001, WVPA purchases 90 MW of capacity per month.

          Northern Indiana also serves the Town of Argos as a full requirements customer and provides network integration service to seven other municipal wholesale customers.

          Northern Indiana is a member of the East Central Area Reliability Coordination Agreement ("ECAR"). ECAR is one of nine regional electric reliability councils established to coordinate planning and operations of member electric utilities regionally and nationally.

          Fuel Supply: The generating units of Northern Indiana are located at the Bailly, Mitchell, Michigan City and Schahfer Generating Stations. Coal is the primary source of fuel for 10 of Northern Indiana's 13 steam generating units; natural gas is the primary fuel for the other three. Northern Indiana's four combustion turbine generating units are also fired by gas. Fuel requirements for Northern Indiana's generation for 1999 were supplied as follows:

               Coal                                         97.9%
               Natural Gas                                   2.1%

          b.   Columbia

               i.   Natural Gas Facilities

          Columbia's five natural gas public utility subsidiaries own a total of 32,403 miles of distribution pipeline and customer connections to serve approximately 2.1 million customers, as detailed by state in the table below:

                                        Distribution                Distribution
                                      Pipeline (miles)               Customers
                                      ---------------                ---------

     Columbia Kentucky                      2,433                      142,900
     Columbia Maryland                        601                       32,100
     Columbia Ohio                         18,387                    1,357,800
     Columbia Pennsylvania                  6,961                      391,800
     Columbia Virginia                      4,021                      189,900

          Columbia's natural gas public utility subsidiaries receive their natural gas supplies through Columbia's two wholly-owned interstate pipelines, Columbia Transmission and Columbia Gulf, major non-affiliated pipelines such as Transco, ANR, Panhandle Eastern, Tennessee Gas and Texas Eastern, and regional pipelines such as CNG Transmission Corporation and National Fuel. In addition to receiving supplies from the Gulf Coast Basin from Columbia Gulf, Columbia Transmission transports gas sourced from supply basins and/or trading centers which access the Mid-Continent and Western Canada supply basins through interconnections with ANR, Panhandle Eastern, Tennessee Gas, Texas Eastern, Transco and Crossroads. Columbia Transmission also transports Appalachian gas produced by Columbia's exploration and production subsidiaries.

          Columbia's natural gas public utility subsidiaries have long-term firm transportation contracts with Columbia Gulf, Columbia Transmission, Panhandle Eastern, Tennessee Gas, Texas Eastern, Transco, CNG Transmission Corporation, ANR and National Fuel to meet the peak day needs of their customers. In addition, the gas utilities have contractual access to the natural gas storage owned by Columbia Transmission. Columbia Pennsylvania is the only gas utility to own underground storage, supported by eight wells on 3,300 acres. Columbia

Virginia and other unaffiliated local distribution utilities subscribe to LNG storage services provided by Columbia Transmission from a facility located in Chesapeake, Virginia.

          For the year 1999, Columbia's natural gas public utility subsidiaries purchased, on a weighted average basis, approximately 90% of their natural gas supplies from the Gulf Coast Basin, and the remaining 10% from the Appalachian, Mid-Continent and Mobile Bay basins.

     3.   Description of Certain Service Arrangements

          Corporate Services currently provides management, financial, accounting, general administrative, budgeting, business development, systems and procedures, training, gas supply and other services to NiSource as well as to certain of the public utility and non-utility subsidiaries of NiSource pursuant to cost-based arrangements. In addition, Bay State provides some of these same services to its subsidiaries under cost-based agreements that predate NiSource's acquisition of Bay State. On or before March 31, 2001, NiSource will file a separate application with the Commission in which it will seek authorization to form a new service company, or it may designate Corporate Services, to consolidate service functions now provided by Corporate Services and Bay State. That filing will also contain the proposed forms of service agreements, policies and procedures, and the cost allocation methods to be used by the new service company. Further, that filing will address the continuing role of Columbia Energy Group Service Corporation ("Columbia Services"), the current service company subsidiary of Columbia. Specifically, it is contemplated that many of the services now provided by Columbia Services may be transferred to the designated NiSource system service company. This will allow NiSource and Columbia a practical and efficient means to implement their transition to a centralized and unified service company. Subject to receiving all required regulatory approvals, NiSource will finalize the structures of Corporate Services, Columbia Services and the new service company, and implement, subject to regulatory approvals, the new service company arrangements, within one year after the Transaction.

          During the transition period, Corporate Services will continue to provide services to NiSource and to NiSource's current utility and non-utility subsidiaries, and Columbia Services will continue to provide services to its associate companies in the Columbia system pursuant to the service company arrangements that have been approved by the Commission. Corporate Services will enter into an interim service agreement, substantially in the form of Exhibit B-3 hereto, with each client company (including NiSource). In addition, in order to assure that an allocable portion of certain services to be provided by Corporate Services (e.g., executive services) are properly charged or allocated to all of NiSource's subsidiaries after the merger, Corporate Services will also enter into a service agreement with Columbia Services. Any charges by Corporate Services to Columbia Services will in turn be assigned and allocated to Columbia and its subsidiaries in accordance with the terms of the existing Columbia system service agreements.

          The amended service agreement sets forth methodologies to ensure that all client companies (including NiSource) will reimburse Corporate Services for the cost of all services, computed in accordance with the applicable rules and regulations (including, but not limited to, Rules 90 and 91) under the Act and appropriate accounting standards. Where more than one client company (including

NiSource) is involved in or has received benefits from a service performed by Corporate Services, the amended service agreement provides that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in the appendix to the amended service agreement. Thus, charges for all services provided by Corporate Services to associate utility companies and non-utility companies will be on an "at cost" basis as determined under Rules 90 and 91 under the Act.

          No material change in the organization of Corporate Services, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered by Corporate Services, subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until Corporate Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Corporate Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Corporate Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     4.   Exemption of Bay State

          As indicated above, Bay State owns all of the issued and outstanding common stock of Northern. Bay State is therefore a "holding company" within the meaning of the Act. Bay State currently claims an exemption as a holding company under Section 3(a)(2) of the Act and Rule 2 thereunder 19 and intends to maintain that exemption following the merger for so long as Northern remains a subsidiary. NiSource acknowledges that, following the merger, Bay State's status as an exempt holding company will not relieve Bay State or any of Bay State's subsidiaries from any of the requirements of the Act that would otherwise apply to them as subsidiary companies or affiliates of a registered holding company.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

          It is currently estimated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Transaction, including the Commission's filing fees under the Securities Act of 1933 and expenses associated with soliciting proxies, will total approximately $50 million. The following is a detailed breakdown of these fees, commissions and expenses:


------------------------
19   See Statement of Bay State on Form U-3A-2, File No. 69-340.

Commission filing fee for Registration Statement on Form S-4..........$1,500,000

Accountants' fees......................................................1,000,000

Legal fees and expenses relating to the Act..............................700,000

Other legal fees and expenses..........................................7,000,000

Shareholder communications and proxy solicitation........................500,000

NYSE listing fee.........................................................300,000

Exchanging, printing and engraving of stock certificates...............3,700,000

Investment bankers' fees and expenses.................................35,000,000

Consulting fees related to the Transaction................................30,000

Miscellaneous.............................................................20,000

TOTAL................................................................$50,200,000

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

          The following sections of the Act are, or may be, directly or indirectly, applicable to the proposed Transaction:

Section of
  the Act               Transactions to which section is, or may be, applicable:
----------              -------------------------------------------------------

4 and 5 Registration of New NiSource as a holding company following consummation of the Transaction

6(a) and 7                    Issuance by New NiSource of common stock and
                              SAILS, and, if applicable, by NiSource Finance
                              Corp. of notes under the Facility

9 and 10 Acquisition of Columbia's common stock and common stock of NiSource's public utility subsidiary companies

8 and 11(b)                   Retention by New NiSource of Northern Indiana's
                              electric operations and various of NiSource's and Columbia's non-utility businesses and investments

12(b) Guaranty, if applicable, by New NiSource of the obligations of NiSource Finance Corp. under the Facility

13                            Services by Corporate Services

To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules are hereby incorporated into this ITEM 3.

A.   LEGAL ANALYSIS
     --------------

     1.   Section 9(a)(2)

          Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person ... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." 15 U.S.C. Section 79i(a)(2). Under the definition set forth in Section 2(a)(11), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company", and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by, such specified company." 15 U.S.C. Section 79b(a)(11)(A)-(B).

          Columbia Kentucky, Columbia Maryland, Columbia Ohio, Columbia Pennsylvania and Columbia Virginia are public utility companies as defined in
Section 2(a)(5) of the Act. Because Applicant will indirectly acquire (through its acquisition of Columbia) more than 5% of the voting securities of each of Columbia Kentucky, Columbia Maryland, Columbia Ohio, Columbia Pennsylvania and Columbia Virginia as a result of the Transaction, Applicant must obtain the approval for the Transaction under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

          As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the
Commission:

          o the consideration to be paid in the Transaction is fair and reasonable;

          o the Transaction will not create detrimental interlocking relations or concentration of control;

          o the Transaction will not result in an unduly complicated capital structure for the New NiSource system;

          o the Transaction will not be unlawful under the provisions of Sections 8 of the Act or detrimental to the carrying out of the provisions of Section 11 of the Act;

          o    the Transaction will have the integrating tendencies required by
               Section 10(c)(2) of the Act and will be in the public interest and the interests of investors and consumers; and

          o    the Transaction will comply with all applicable state laws.

     2.   Section 10(b)

          Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

          o such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

          o in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          o such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

15 U.S.C. Section 79j(b).

          a.   Section 10(b)(1)

               i.   Interlocking Relationships

          Although any merger results in new links between heretofore unrelated companies, as discussed in ITEM 1, the relationships that will result from the Transaction are not the types of interlocking relationships prohibited by
Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operational and economic benefits to the integrated utility system. See Northeast Utilities, Inc., 50 S.E.C. 427, 443 (1990) ("Northeast Utilities"), as modified, 50 S.E.C. 511 (1990), aff'd sub nom., City of Holyoke
v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (finding that interlocking relationships are necessary to integrate the two merging entities).

               ii.  Concentration of Control

          Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Company, Inc., 46 S.E.C. 1299, 1309 (1978) ("AEP"). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Power Corp., 43 S.E.C. 693, 700 (1968). As discussed below, the Transaction will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. AEP, 46 S.E.C. at 1307.

          Size: If approved, the New NiSource gas utility system will serve approximately 3.2 million gas customers in nine states and 426,000 electric customers in Indiana. As a result of the Transaction, excluding any non-core asset sales, and taking into account required accounting adjustments, the combined NiSource/Columbia system would have, on a pro forma basis as of December 31, 1999, total assets of approximately $18.1 billion and operating revenues of approximately $6.3 billion. By comparison, there are several holding company systems that are significantly larger than the combined NiSource and Columbia system following the Transaction. The tables attached as Exhibit J-3 to this Application/Declaration show the combined system's relative size as compared to other electric and gas systems in terms of operating revenues, assets and customers, on both a regional and a national basis. As illustrated by the tables in Exhibit J-3, the combined NiSource and Columbia system will be smaller, both on a regional and national basis, than the new Dominion Resources, Inc. registered holding company system approved by the Commission in 1999. See Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999). On a national basis, the new combined system will be smaller than the new registered Xcel Energy, Inc. system recently approved by the Commission. See New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000). In addition, as the tables in Exhibit J-3 illustrate, the combined NiSource and Columbia system will be smaller, on a regional and national basis than systems to be created as a result of other proposed mergers pending before the Commission and involving the formation of registered holding companies, including Consolidated Edison Company, Inc./Northeast Utilities, Inc. and First Energy Corporation/GPU, Inc. As such, the operations of the combined NiSource and Columbia system would not exceed the economies of scale of current and developing holding company systems or provide undue power or control to New NiSource in the regions in which it will provide service.

          Efficiencies and Economies: In addition to analyzing the size of the utility system, the Commission must also assess the efficiencies and economies that can be achieved through the integration and coordination of utility operations. As the Commission has stated, a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." Centerior Energy Corp., 49 S.E.C. 472 at 475 (1986) ("Centerior Energy Corp."). By enhancing the size and geographic diversity of NiSource's existing gas system and combining NiSource's electric business with Columbia's gas business, the Transaction will significantly enhance each company's competitive position in an increasingly competitive energy market. The electric and gas utility industries are merging in order to provide greater value to customers and, thus, allow companies to compete effectively in the increasingly competitive business environment.

          In Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (Apr. 30, 1996), the Commission recognized that "fundamental changes in the energy industry are leading to an increasingly competitive and integrated market, in which marketers deal in interchangeable units of energy expressed in British thermal unit values, rather than in natural gas or electricity. To retain and attract wholesale and industrial customers, utilities need to provide competitively priced power and related customer services. . . . It appears that the restructuring of the electricity industry now underway will dramatically affect all United States energy markets as a result of the growing interdependence of natural gas transmission and electric generation, and the interchangeability of different forms of energy, particularly gas and electricity." The combination of NiSource and Columbia will offer the same type of synergies and efficiencies that the Commission has recognized in approving the creation of other combination holding company systems, some of which have registered under the Act. See, e.g., TUC Holding Co., supra; Houston Industries, Inc., supra; Sempra Energy, supra; Dominion Resources, Inc., supra; and SCANA Corp., Holding Co. Act. Release No. 27133 (Feb. 9, 2000) ("SCANA Corp.").

          For further information concerning economies and efficiencies which are expected to result from the Transaction, see Subparagraph A.3.b.i, of ITEM 3, below.

          Competitive Effects: As the Commission noted in Northeast Utilities, supra, at 445, the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." On July 19, 1999, NiSource filed the Notification and Report Forms with the Department of Justice ("DOJ") and Federal Trade Commission ("FTC") required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. Section 1311, et seq. ("HSR Act") describing the Transaction. The applicable waiting period expired on August 4, 1999 and NiSource's clearance to complete an acquisition of Columbia remained valid only until August 4, 2000. A new filing by the parties under the HSR Act was deemed filed on June 9, 2000. The applicable waiting period expired on July 10, 2000, giving NiSource until July 9, 2001 to complete the acquisition.

          The competitive effects of the Transaction have also been reviewed by the FERC, which has jurisdiction under Section 203 of the Federal Power Act over the change in ownership of jurisdictional facilities controlled by Northern Indiana and two other subsidiaries of NiSource that have authority from FERC to sell wholesale power at market-based rates and the change of control of Columbia's power marketing subsidiary.

          NiSource and Columbia included expert economic testimony in their
Section 203 application filed at the FERC that discussed the effect of the merger on competition. Such testimony, which was not contested by any party to the FERC proceeding and was in the record approved by the FERC, showed that there would be no merger-induced increases in generation market concentration that exceed the thresholds specified by the FERC in its Merger Policy Statement. The testimony also showed that because Columbia does not own any electric transmission assets, the Transaction would not affect NiSource's ability to use control over electric transmission facilities to affect electricity prices.

          The expert witness also discussed the possibility that the merger might create or enhance the incentive and ability of NiSource to increase electricity prices by restricting access of potential competitors to supplies of natural gas or raising the price of natural gas to competitors. The testimony showed that natural gas is used to produce only a de minimis amount of electricity in relevant geographic markets, and is used to establish the competitive price of electricity in the East Central Area Reliability Council (the region served by Columbia) less than one percent of the time. The FERC concluded that because natural gas has a very limited role in determining electricity prices in relevant markets, there was little concern that the Transaction would create or enhance the ability of NiSource to adversely affect electricity prices or output by raising rivals' costs or foreclosure.

          The expert witness also noted that at the present time, neither Northern Indiana nor Columbia delivers natural gas to a significant share of generating capacity within the East Central Area Reliability Council. He explained that there are eight natural gas pipelines in Indiana and seven natural gas pipelines in Ohio that are capable of serving merchant generators, and there is substantial transportation capacity available on these pipelines. He further explained that firm transportation customers on pipelines in Ohio, including customers of Columbia, release substantial quantities of capacity into secondary markets, especially during the summer months when demand for electricity is at its peak. Accordingly, potential new competitors of NiSource have several alternatives to acquire natural gas that do not involve facilities controlled by either Northern Indiana or Columbia.

          In any event, he observed that most of the generation capacity owned by Northern Indiana is needed to serve its wholesale and retail requirements customers, and therefore that it has relatively little electricity to sell into the wholesale market at market-determined prices. He suggested that, for that reason, Northern Indiana would not benefit significantly from higher market prices of electricity.

          The witness concluded that for these reasons, NiSource would have little if any ability or incentive to affect the market price of electricity by raising costs of competitors, and that the Transaction creates little added incentive to do so.

          b.   Section 10(b)(2)

               i.   Fairness of Consideration

          Section 10(b)(2) requires the Commission to determine whether the consideration to be given to the holders of Columbia common stock in connection with the Transaction is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. The Commission has found "persuasive evidence" that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arms-length negotiations between the managements of the companies involved, supported by opinions of financial advisors. See Entergy Corp., 51 S.E.C. 869 at 879 (1993) ("Entergy Corp."); Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988) ("Southern Company").

          The merger consideration was the product of extensive and vigorous arms-length negotiations between Columbia and NiSource following a period of nine months in which NiSource had made a formal invitation for tenders from Columbia's shareholders. During this period, Columbia also considered potential business combinations with other companies. The negotiations that culminated in the Merger Agreement were preceded by intensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. As recognized by the Commission in Ohio Power Co., 44 S.E.C. 340, 346 (1970), prices arrived at through arms-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

          Nationally-recognized investment bankers for Columbia and NiSource have reviewed extensive information concerning the companies, analyzed the merger consideration employing a variety of valuation methodologies, and opined that the merger consideration is fair, from a financial point of view, to the holders of Columbia common stock and to NiSource as of February 27, 2000 and April 24, 2000. See Exhibits G-4, G-5, G-6, G-7 and G-8 hereto. The assistance of independent consultants in establishing the agreed-upon consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. Southern Company, supra.

               ii.  Reasonableness of Fees

          Another consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Transaction. NiSource believes that these items will be reasonable and fair in light of the size and complexity of the Transaction relative to other utility mergers and acquisitions, and that the anticipated benefits of the Transaction to the public, investors and consumers are consistent with recent precedents and meet the standards of Section 10(b)(2).

          The Applicants estimate that a combined total of approximately $50.2 million will be incurred in fees, commissions and expenses in connection with the Transaction. By comparison, American Electric Power Company, Inc. and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million in connection with their proposed merger. Dominion Resources, Inc. and Consolidated Natural Gas Company estimated fees and other merger expenses aggregating $55.5 million in their recent merger; Cincinnati Gas and Electric Company and PSI Resources incurred $47.12 million in fees in connection with their combination in 1994 as subsidiaries of Cinergy Corp., and Northeast Utilities, Inc. alone incurred $46.5 million in fees and expenses in connection with its acquisition in 1990 of Public Service of New Hampshire Company, Inc. - which amounts all were approved as reasonable by the Commission. See Dominion Resources, Inc., supra; CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994); Northeast Utilities, Inc., Holding Co. Act Release No. 25548 (June 3,
1992); and American Electric Power, Inc., Holding Co. Act Release No. 27186 (June 14, 2000).

          The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of their respective companies and the benefits to be achieved by the Transaction, and further that the fees and expenses are fair and reasonable in light of the size and complexity of the Transaction. The aggregate consideration to be given in exchange for Columbia's common stock is valued at approximately $6 billion, based on certain assumptions. The total estimated fees and expenses of approximately $50 million represent approximately 0.83% of the value of the consideration to be paid. This is consistent with (and in fact generally lower than) percentages previously approved by the Commission. See, e.g., Entergy Corp., supra (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities Company); Dominion Resources, Inc., supra (fees and expenses represented approximately 0.87% of the estimated total consideration to be paid to shareholders of Consolidated Natural Gas Company).

          c.   Section 10(b)(3)

          Section 10(b)(3) requires the Commission to determine whether the Transaction will "unduly complicate the capital structure" or be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the Applicant's system.

          The capital structure of the Applicant's system will be similar in most respects to the capital structures approved by the Commission in other recent orders. See, e.g., Dominion Resources, Inc., supra; Southern Company, Holding Co. Act Release Nos. 27061 and 27134 (Aug. 18, 1999 and Feb. 9, 2000); and The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
2000) ("The National Grid Group plc"). NiSource shareholders will receive common stock of New NiSource and Columbia's shareholders will receive, initially, a combination of cash and New NiSource's SAILS, which will automatically result in the issuance of New NiSource's common stock on the fourth anniversary of the merger, and may receive shares of New NiSource common stock. New NiSource will own, directly or indirectly, 100% of the common stock of all of the gas utility subsidiaries of NiSource and Columbia and of the electric utility subsidiary of NiSource. Hence, the Transaction will not create any publicly-held minority stock interest in any public utility company. The only voting securities that will be publicly held after the Transaction will be New NiSource's common stock.

          The continued existence of Columbia as a secondary holding company in the same holding company system will not unduly complicate Applicant's capital structure. In this regard, the Commission has permitted the continued existence of a secondary holding company where it appeared that the overall benefits of an acquisition would outweigh any historical preference for a single holding company structure. See Dominion Resources, Inc., supra; and The National Grid Group plc, supra. As was true in Dominion Resources, Inc., where the Commission allowed the continued existence of Consolidated Natural Gas Company as a secondary holding company, the continued existence of Columbia will preserve certain financing and structural benefits that have already been achieved by Columbia as a registered gas holding company.

          Moreover, the incurrence by New NiSource of indebtedness to finance the cash portion of the purchase price will not result in an unduly complicated capital structure for the resulting New NiSource system. Interim acquisition financing of the type contemplated by New NiSource is expressly permitted by
Section 7(c)(2)(A) of the Act, and the combined cash flow of NiSource and Columbia is expected to be adequate to service the interim acquisition financing interest requirements without adverse effect upon any of the Applicant's utility subsidiaries. As addressed in detail in the separate application dated May 17, 2000 (File No. 70-09681) New NiSource intends to refinance the acquisition debt following the merger through the issuance of longer term securities, additional equity issuances, using proceeds from the sale of certain non-core assets and/or internally generated cash flow. The Commission has previously authorized registered holding companies to issue debt to finance an acquisition under similar circumstances. See Dominion Resources, Inc., supra; SCANA Corp., supra; and The National Grid Group plc, supra. New NiSource also intends to refinance a portion of the acquisition debt through the issuance by NiSource Finance Corp., of longer term debt securities, consistent with recent Commission authority. See Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).

          Finally, the issuance of the SAILS will not represent a permanent component of Applicant's capitalization. As previously explained, the stock purchase contracts included in the SAILS automatically settle for New NiSource's common stock on the fourth anniversary of the merger without any further action by the holders of the SAILS or Applicant. Moreover, from the date of the initial issuance, the SAILS will be afforded a significant amount of equity credit by the credit rating agencies for the purpose of Applicant's consolidated capitalization.

          In connection with the merger, NiSource may incur, at a maximum, up to $6 billion of additional short-term debt. NiSource expects that NiSource Finance Corp. will be the issuer of this additional short-term debt. This maximum assumes that no shares of common stock of Columbia are exchanged for New NiSource shares. NiSource believes that holders of the maximum number of Columbia's shares (30%) will elect to exchange their stock for NiSource stock, given the Columbia shareholder profile, the tax-free nature of the proposed share exchange, the dividend expected to be paid on the New NiSource shares and the adverse tax consequences of original issue discount in the SAILS in case the holder does not elect to be, and is not, paid in stock. In this event, and upon the completion in 2000, of the sales of certain non-core assets of NiSource and Columbia and, if required, sales of additional shares of New NiSource common stock, the Applicants commit that pro forma consolidated common stock equity of the combined system will be no less than 28.5% of pro forma combined capitalization. In addition, the Applicants commit that within two years after the date of the Commission's order, the pro forma combined consolidated capitalization of the new system will include no less than 30% common equity. Based on similar circumstances, the Commission has previously held that such pro forma consolidated capitalization will satisfy the requirements of Section 10(b)(3). See The National Grid Group plc, supra; and Northeast Utilities, Inc., Holding Co. Act Release No. 25221 (Dec. 21, 1990). In addition, the Applicants commit that during the period until consolidated capitalization reaches 30% of common equity, each of the "public-utility" subsidiary companies in the New NiSource system will maintain a capital structure consisting of not less than 30% common equity.

     3.   Section 10(c)

          Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

          o an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

          o the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

15 U.S.C. Section 79j(c).

          a.   Section 10(c)(1), including, by reference, Sections 8 and 11

          Section 10(c)(1) requires that an acquisition be lawful under Section 8 of the Act. Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if it is prohibited by state law. As discussed below, the Transaction does not raise any issues under Section 8 of the Act. Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where the relevant state utility commission supports such an arrangement.

          Section 10(c)(1) also requires that the transactions not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above in ITEM 3. A.2, the Transaction will not result in unnecessary complexities or unfair voting powers.

          Section 11(b)(1) of the Act generally requires a registered holding company system to limit its operations "to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." 15 U.S.C. Section 79k(b)(1). However, Section 11(b)(1) further provides that "one or more additional integrated public-utility systems" may be retained if certain criteria are met. Id. Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." 15 U.S.C. Section 79k(b)(2).

          As detailed below, the Transaction is lawful under Section 8 and is not detrimental to carrying out the provisions of Section 11.

               i.   Retention of Electric Operations

          The retention of the electric operations of Northern Indiana by Applicant is lawful under Section 8 of the Act and is not detrimental to carrying out the provisions of Section 11 of the Act.

          Section 8 of the Act provides that:

          Whenever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof . . .
          (1) to take any step, without the express approval of the State commission of such State, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the State commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest.

15 U.S.C. Section 79h. A plain reading of Section 8 indicates that, with the support of the relevant state utility commissions (in this case the IURC), a registered holding company can include both electric and gas utility systems. A more detailed examination of Section 8 in light of its legislative history indicates that the purpose of this section is to preclude ownership by a registered holding company of separate gas and electric utility companies with overlapping service territories in an attempt to circumvent state law restrictions that preclude ownership of gas and electric assets by the same company.20

          Section 8 of the Act and the public interest both permit Applicant's retention of Northern Indiana electric operations upon completion of the Transaction and Applicant's registration as a holding company. Northern Indiana's existing gas and electric operations in Indiana, which are in overlapping service territories, are in conformity with Indiana law. These utility operations will not change as a result of the Transaction. Consequently, Applicant is not using its holding company structure to circumvent state regulation. The IURC currently exercises, and will continue to exercise, jurisdiction over Applicant's Indiana gas and electric operations. See Exhibit D-15 hereto.

          In addition to Section 8 of the Act, Section 11 contains provisions that permit the retention by Applicant of Northern Indiana's electric operations. Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems, i.e., electric as well as gas utility systems, if:

          o each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

          o all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

          o the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

15 U.S.C. Section 79k(b)(1).


------------------------
20   The Report of the Committee on Interstate Commerce, S. Rep. No. 621 at 29
     (1935) (Section 8 of the Act "is concerned with competition in the field of distribution of gas and electric energy, a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy.").

          These three subsections of Section 11(b)(1) are frequently referred to as the "ABC Clauses" and each clause is addressed separately below.

          Clause A: The Commission has interpreted Clause A "to require an affirmative showing by a registrant that an additional system could not be operated under separate ownership without a loss of economies which are `so important as to cause a serious impairment of that system' and `substantial in the sense that they were important to the ability of the additional system to operate soundly.'" New Century Energies, Inc., Holding Co. Act. Release No. 26748 (Aug. 1, 1997) ("New Century Energies, Inc."), quoting New England Electric System, 41 S.E.C. 888, 892-3 (1964) ("NEES"). A registered holding company generally satisfies the requirements of Clause A by preparing a "divestiture" or "severance" study which examines the estimated loss of economies precipitated by a hypothetical divestiture "expressed in terms of the ratio of increased expenses to the system's total operating revenues, operating revenue deductions (excluding federal income taxes), gross income and net income before federal income taxes." Id. In an early leading decision, the Commission found that cost increases which resulted in a 6.78% loss of operating revenues, a 9.72% increase in operating revenues deductions, a 25.44% loss of gross income and a 42.46% loss of net income provided an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., 12 S.E.C. 41, 59 (1942) rev'd on other grounds and remanded, 138 F.2d 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788 (1947).21

          The Applicants have filed as Exhibit I-1 hereto a study of the lost economies that would result if the Commission were to direct the divestiture of Northern Indiana's electric utility operations. These lost economies will result primarily from the need to replicate corporate and administrative services, loss of scale, and increased operating costs, and would satisfy the threshold established by Commission precedent.22

          In addition to quantitative factors, the Commission also considers qualitative factors in its determination under Clause A. First, the Commission in recent decisions has approved the retention by new registered electric utility holding companies of relatively small gas systems because "separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together." See New Century Energies, Inc., supra; CINergy Corp., Holding Co. Act Release No. 26934 (Nov. 2, 1998); and WPL Holdings, Inc., Holding Co. Act Release No. 26856 (Apr. 14, 1998) ("WPL Holding, Inc."), aff'd sub nom., Madison Gas & Electric Co. v. SEC, 168 F.3d 1337 (D.C. Cir. 1999).23 The logic of these cases has been extended in recent cases


------------------------
21 The Commission also noted, in its recent Dominion Resources, Inc. decision, supra, that, citing NEES, supra, cost increases resulting in a 4.8% loss of operating revenues, a 6% increase in operating revenue deductions (excluding federal income tax), a 23.3% loss of gross income (before income taxes) and a 29.9% loss of net income (before federal taxes) would afford an "impressive basis for finding a loss of substantial economies."

22 The projected $68,000,000 in lost economies would satisfy the thresholds established in Commission precedent. These lost economies would represent 6.14% of electric operating revenue, 7.91% of electric operating revenue deductions, 27.39% of electric gross income, and 45.65% of electric net income.

23 In New Century Energies, Inc., the Commission further noted that the "empirical basis" for the assumptions underlying its decision in New England Electric System., 41 S.E.C. 888 (1964), rev'd, SEC v. New England Electric System, 346 F.2d 399 (1st Cir. 1965), rev'd and remanded, 384 U.S. 176 (1966), on remand, 376 F.2d 107 (1st Cir. 1967), rev'd, 390 U.S. 207
     (1968) was "rapidly eroding."

involving acquisitions by electric utility holding companies of neighboring gas utility systems. See Dominion Resources, Inc., supra; SCANA Corp., supra; and Northeast Utilities, Holding Co. Act Release No. 27127 (Jan. 31, 2000). Like these other companies, Applicant's competitive position in the market would suffer if it were directed to divest Northern Indiana's electric operations because, as the utility industry moves toward a complete energy services concept, energy suppliers must be able to offer customers a total range of energy options to meet their energy needs. The combination of electric and gas operations in a single company offers that company a means to compete more effectively in the emerging energy services business. Accordingly, the Transaction should be evaluated in light of the evolutionary changes taking place in the utility industry.

          The Commission has also noted that the DOJ and FERC typically have concomitant jurisdiction over public utility mergers and typically consider anticompetitive consequences of any proposed transactions. New Century Energies, Inc., supra. In this case, the Transaction is subject to the notification and report procedures under the HSR Act and approval by FERC under the Federal Power Act. Thus, to the extent that there are remaining concerns about the effects on competition of common ownership of both gas and electric businesses in the same holding company system, such concerns were considered by other regulatory agencies.

          In addition, in its analysis of the requirements of Clause A, the Commission considers whether the electric and gas utilities have long been under common control and whether retention would alter the status quo with respect to utility operations. Northern Indiana's electric and gas operations have been under common control since 1926 and permitting the retention of Northern Indiana's electric business would not alter the status quo with respect to its utility operations. Finally, the Commission determines whether the proposed acquisition has not "elicited any adverse reaction from interested state commissions." Id. This factor should not present a problem because the Applicants have received all necessary regulatory approvals from relevant state commissions.

          Clause B: The requirements of Clause B are met because Northern Indiana's electric operations are located in the same state as its gas operations (Indiana).

          Clause C: The requirements of Clause C are met because the continued combination of the electric and gas operations under Applicant is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation or the effectiveness of regulation. Northern Indiana's electric system is confined to a relatively small geographic area. Applicant will maintain management of electric operations geographically close to Northern Indiana's electric operations, thereby preserving the advantages of localized management. Northern Indiana's electric operations will also remain subject to the IURC's jurisdiction, thereby maintaining the effectiveness of regulation. Finally, Northern Indiana's electric operations will continue to enjoy substantial economies as part of Applicant's system, and will realize additional economies as a result of the Transaction from becoming part of a combined NiSource/Columbia system. Far from impairing the advantages of efficient operation, the continued combination of Northern Indiana's electric and gas operations will continue to facilitate and enhance efficiency.

               ii.  Non-Utility Businesses

          Section 11(b)(1) limits the non-utility interests of a registered holding company to "interests that are `reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system,' on a finding by the Commission that such interests are `necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning' of the integrated system." New Century Energies, Inc., supra. "The Commission has interpreted these provisions to require the existence of an operating or functional relationship between the utility operations of the registered holding company and its non-utility activities." Id. All of the non-utility businesses and investments currently held by the Applicants, with certain exceptions, are retainable under this test.

          Several of the subsidiaries of NiSource and Columbia are exempt under the Act, including the integration standards of Section 11(b)(1), pursuant to Sections 32, 33 or 34. Many of Columbia's existing non-utility investments were the subject of specific approvals granted by the Commission. In addition, Rule 58 provides exemptions for investments by registered gas utility holding companies in certain "energy-related" companies (subject to a limit on aggregate investment equal to 15% of the consolidated capitalization) and "gas-related" companies (which is not subject to any limitation on the amount invested). 17 C.F.R. Section 250.58. Further, the Commission has determined that existing investments in "energy-related" companies (as of the date of the consummation of the merger) of an exempt holding company which became a registered holding company as a result of the merger should be disregarded for purposes of calculating the dollar limitations imposed by Rule 58. See Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000); New Century Energies, Inc., supra; and Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998) ("Conectiv, Inc.").

          NiSource is currently a holding company that is exempt from the registration requirements of the Act.24 As an exempt holding company, NiSource has been free to invest in a variety of non-utility businesses and activities without the need to obtain prior Commission approval under Section 9(a) of the Act. The Transaction will result in New NiSource becoming a registered holding company. Therefore, it is necessary to evaluate each of NiSource's non-utility business activities within the retention restrictions of the Act and the Commission's rules promulgated thereunder. Columbia has been subject to regulation as a registered holding company for an extended period. Therefore, Columbia's ability to engage in non-utility businesses has been subject to the approval requirements of Section 9, and each of Columbia's existing non-utility businesses has been either approved by the Commission or falls within the exemptions of Sections 32, 33 and 34 under the Act or Rule 58. Exhibit I-2 filed hereto contains a comprehensive listing of all non-utility subsidiary companies of NiSource, with the exception of (i) the Water Utilities and IWCR referred to in the following paragraph, (ii) SM&P and its subsidiaries, Colcom and UTI, which are being sold, and (iii) other non-utility subsidiary companies recently sold or being sold, and sets forth the bases for their retention by New NiSource after the Transaction.


------------------------
24   See NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10,
     1999).

          Water Utilities: The Water Utilities, which are held through IWCR, supply water for residential, commercial and industrial uses in Indianapolis, Indiana and surrounding areas and were acquired beginning in 1997. The Water Utilities are not part of a unified utility franchise and do not share a common utility customer base with any of NiSource's public utility companies. Moreover, they were acquired and are maintained as a distinct business unit and represent a significant investment of NiSource. See Subparagraph B.1.a of ITEM 1, above. If the Commission determines that New NiSource, or its direct or indirectly wholly owned subsidiaries, may not retain the stock or operating assets of the Water Utilities under Section 11(b)(1) of the Act and therefore must divest of the stock or assets of the Water Utilities, the Applicants request that the Commission include in its order with respect to this Transaction statements that
(a) within three years following the date of the Transaction either (1) New NiSource will take all appropriate action to effect the sale of all of its right, title and interest in and to the stock or assets of IWCR for cash (it being expressly understood that the sale of the stock or assets of IWCR will occur only when substantially all of the assets of IWCR will consist of stock of the Water Utilities), (2) each of the Water Utilities will take all appropriate action to effect the sale of all of its right, title and interest in its assets (net of associated liabilities) for cash or (3) New NiSource and/or its subsidiaries will effectuate the consummation of a combination of the transactions described in (1) or (2); (b) the disposition of stock and/or assets described in (a) above is necessary and appropriate to integrate and simplify the holding company system of which New NiSource is a member and to effectuate the provisions of section 11(b)(1) of the Act; (c) all of the net proceeds from the disposition of stock and/or assets described in (a) above (for this purpose, a party selling the stock or assets pursuant to the order shall be referred to as a "Transferor") must be contributed to the capital of NiSource Finance Corp. by New NiSource and any other Transferor within ninety days of receipt of cash in connection with such sales and (d) such capital contributions are necessary and appropriate to integrate and simplify the holding company system of which New NiSource is a member.25

          Reference is also made to Lake Erie Land Company and its subsidiary, SCC Services, Inc., in Exhibit I-2 hereto.

          b.   Section 10(c)(2)

          The Transaction will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

               i.   Efficiencies and Economies

          The Applicants expect to achieve substantial economic benefits from the merger.

          The Applicants' best current estimate is that they should realize potential cost savings and revenue enhancements, on a pre-tax basis, aggregating approximately $950 million in the first five years following the merger, from the elimination of redundant management functions and other administrative overhead and revenue enhancements.

          In addition, the Applicants believe that the merger will create a significantly larger and more diverse energy company that will have strategic and operational opportunities that would not be available to either NiSource or


------------------------
25 The Commission has ordered divestiture of water properties by, or considered divestiture of such properties necessary for, a registered holding company when there is no functional or operating relationship between the principal electric or gas utility system and the water properties. See The North American Company, Holding Co. Act Release No. 10320 (December 28, 1950); See, also, e.g., Federal Water and Gas Corporation, Holding Co. Act Release No. 4113 (February 11, 1943); and cf.
                                                                            --
     Union Electric Company, Holding Co. Act Release No. 18368 (April 10, 1974), aff'd. sub nom., City of Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975).
                      ------------------------
     The Commission has recently supported retention of water properties when they are relatively small in size, operated in conjunction with gas or electric utility systems, including in municipalities, and owned for significant periods of time. See WPL Holdings, Inc., Holding Co. Act Release No. 26856, (April 14,1968), aff'd. sub nom. Madison Gas & Electric
                                                         ----------------------
     Co. v. SEC, (168 F.3d 1337 (D.C. Cir. 1999) (water properties which are
     ----------
     small in size and operated for 60 years and are closely associated to gas operations, including in municipalities, may be retained); and New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997) (small water and ditch companies may be retained where water is used at a hydro-electric station or for cooling of generating facilities). In the proposed transaction, the water properties are neither small by comparison, nor part of unified or coordinated electric and gas utility operations, and were recently acquired.

Columbia as separate systems. In particular, the Applicants believe that the combined company will have three elements that are key to success in the increasingly deregulated and competitive energy marketplace: (1) increased size, scope and scale, (2) access to strategic geographic markets, and (3) a broad range of complementary assets.

          Increased Size, Scope and Scale, Diversity: The combined company will have the size, scope and scale necessary to compete more effectively.

          o The merger of NiSource and Columbia will create a super-regional energy company serving more than 3.6 million gas and electric utility customers located primarily in nine states.

          o Increased volumes of gas throughput and gas sales, along with more extensive local delivery systems, pipeline assets and a variety of gas storage facilities, should increase the flexibility and efficiency of the combined systems in delivering gas.

          o The merger will result in a company with pro forma 1999 operating revenues of $6.3 billion from a substantially larger and more diverse customer base.

          o The broader geographic range of the market areas served by the NiSource and Columbia utility companies distributing gas and electricity should moderate the risk that unseasonably warm winters or cool summers in one area will adversely affect the entire company at any particular time.

          Access to Strategic Markets:

          o The merger advances NiSource's previously announced strategy for expanding its presence within a natural gas distribution corridor stretching from Texas, through Chicago, to Maine. After the merger, the additional Columbia gas storage assets, pipeline assets and customers also fall along this corridor, linking NiSource's existing assets and allowing for better utilization of all of the combined systems' assets.

          o Pipelines from Canada and the Gulf of Mexico to the Chicago market have made natural gas plentiful and relatively inexpensive in Chicago and northern Indiana. In contrast, in the Northeast, constrained pipeline capacity has resulted in higher gas prices and low usage of natural gas. With significant natural gas reserves and storage capacity, 19,000 miles of gas pipeline from Texas to Maine and an extensive local distribution network, the Applicants believe the combined system will be able to deliver lower cost gas to a Northeast market that has the potential for growth as an increasing number of customers, including power plant operators, switch to clean natural gas as their fuel of choice.

          o The broader geographic coverage of the combined system, including Columbia's natural gas distribution territory and its pipeline systems, will also provide more opportunities to expand NiSource's electric cogeneration business for industrial customers.

          Broad Range of Complementary Assets:

          o The merger will enable the combined system to use strong local utility brand names to offer customers a broader mix of products and services than either system alone could offer. For example, the combined system will be able to offer more competitive management of customers' complete gas supply needs to a broader group of customers by combining NiSource's supply area gas storage with Columbia's market area gas storage and combining high deliverability storage for peak needs with standard storage for baseload needs.

          o The merger will permit the combined system to offer a broader range of energy products and services and will reduce the risk presented by NiSource's dependence on sales of gas and electricity to large industrial customers in northwest Indiana.

          o The merger should allow the combined system to take advantage of arbitrage opportunities that may exist among natural gas, coal and electricity. Similar opportunities may be available based on differences in weather, time of day, geographic location of customers, and physical location of fuel supplies and gas storage along the Texas-to-Maine corridor. As an example, the combined system will be able to choose how best to use natural gas supplies, whether by selling the gas on the open market, swapping it, transporting it for sale in another market, putting it into storage for future use or sale, or using it to produce electricity in its own power plants.

          o The merger will add key members of Columbia's operating management team, which has successfully managed its company during a period of deregulation in multiple states, increased competition and rapid change in the gas industry, to NiSource's management team, which has skills and experience in efficiently managing assets and delivering energy products and services.

          Although some of the anticipated economies and efficiencies will be fully realizable only on a long-term basis and some of the potential benefits cannot be precisely estimated, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See AEP at 1320-21
(1978); Centerior Energy Corp. at 480 (1986) ("[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.") (footnote omitted). See also Energy East Corp., Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential but presently unquantifiable savings); and The National Grid Group plc, supra. There is no requirement in Section 10(c)(2) that the specific dollar estimates of future savings be large in relation to the gross revenues of the companies involved. See American Natural Gas Co., 43 S.E.C. 203 (1966) ("American Natural Gas Co.").

               ii.  Integrated Gas Utility System

          Under Section 10(c)(2), the Commission must affirmatively find that the Transaction "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system." 15 U.S.C. Section 79j(c)(2). An "integrated public-utility system" is defined in Section 2(a)(29), 15 U.S.C. Section 79j(c)(2) to mean:

          (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.26

          The combination of Columbia's gas utility operations and NiSource's gas utility operations will create an integrated gas-utility system within the meaning of Section 2(a)(29)(B) of the Act. Indeed, because Columbia's integrated transmission, storage and distribution system forms a bridge between the Midwest and the mid-Atlantic and northeast regions, the Transaction will forge an even more substantial link between NiSource's Midwestern and New England operations than the link that this Commission noted in 1999 in approving NiSource's acquisition of Bay State.

          Single Area Or Region: The gas utility system resulting from the Transaction will include eight gas utilities located in the contiguous states of Indiana, Kentucky, Ohio, Pennsylvania, Virginia and Maryland and two gas utilities located in the contiguous states of Massachusetts, New Hampshire and Maine. The utilities located in contiguous states will be directly interconnected by affiliated and non-affiliated interstate pipelines and storage. All of the utilities will be effectively connected by industry-recognized trading centers and market hubs. The entire system will integrate its process of portfolio management and efficiently and economically deploy its pipeline and storage capacity and supply sources through these direct and indirect interconnects and market centers.

          Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." 15 U.S.C. Section 79b(a)(29)(B).


------------------------
26 Unlike the definition of an "integrated electric utility system" in Section 2(a)(29)(A) of the Act, physical interconnection of the component parts of a gas utility system is not required. Further, the Commission has previously recognized that "integrated or coordinated operations of a gas system under the Act may exist in the absence of [physical] interconnection." American Natural Gas Co., 43 S.E.C. at 207, n.5.

Moreover, in considering whether an "area or region" is so large as to impair "the advantages of localized management, efficient operation, and the effectiveness of regulation," the Commission must consider the "state of the art" in the industry. Id.

          The integration of NiSource's Massachusetts, New Hampshire and Maine gas utility operations and its Indiana gas utility operations has already been established. This was an essential finding in the Commission order approving NiSource's acquisition of Bay State. NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999). With the exception of NiSource's New England operations, the gas distribution operations of Columbia and NiSource are in contiguous states and, given their location and reliance on many of the same interstate pipelines, are readily susceptible to being operated as an integrated system.

          Common Source Of Supply and Coordination Of Operations: Historically, in determining whether two distant gas companies share a "common source of supply," the Commission has placed primary importance on whether the gas supply of the two companies is derived from the same gas producing areas (or basins), recognizing that the most significant economies and efficiencies that two gas utilities can achieve is through the coordination and management of gas supply. The Commission has also considered whether the two companies hold capacity on one or more common pipelines, although the separation of the merchant and transportation functions of the pipelines and the trend towards greater reliance by local distribution companies on short-term transportation obtained in the capacity release market, giving rise to what FERC now refers to as "virtual pipelines,"27 has arguably made the existence of long-term (or "firm") transportation arrangements on the same pipeline(s) much less important.

          In its more recent decisions, the Commission has held that "[t]he concept of a `common source of supply' is susceptible of a different understanding today than in 1935, when the `single area or region' was generally defined in terms of the pipeline delivery points (i.e., the city-gate) where the local distribution companies purchased their gas." NIPSCO, supra. The Commission's inquiry now focuses upon whether the combined utilities purchase substantial quantities of gas produced in the same supply basins and upon whether that gas is "deliverable" on the interstate pipeline network on an economical and reliable basis. Id. In this regard, the Commission has also recognized that, in today's gas market, purchases from the same supply basins are facilitated by the availability of a variety of services (e.g., gas parking, lending, and pooling) at market centers, hubs and pooling points which have developed throughout the United States and Canada.

          As indicated above, the gas portfolios of Columbia and NiSource overlap substantially with respect to sources of supply. Both companies now purchase and will continue to purchase most of their gas from the Gulf Coast Basin (onshore and offshore Texas and Louisiana producing region). Moreover,


------------------------
27 See Regulation of Short-term Natural Gas Transportation Services, and Regulation of Interstate Natural Gas Transportation Services, Order No. 637, 65 FR 10156 (Feb. 25, 2000). As explained by FERC, "[a] virtual pipeline can be created when a marketer or other shipper acquires capacity on interconnecting pipelines and can schedule gas supplies across the interconnect, creating in effect a new pipeline between receipt and delivery points that are not physically connected under a single pipeline management." 65 FR at 10162.

they will each have enhanced opportunities to increase their respective purchases of gas produced in the Mid-Continent and Western Canada supply basins.

          The NiSource and Columbia gas utility systems also currently hold firm transportation service agreements on a number of the same interstate pipelines, including ANR, Panhandle Eastern, Tennessee Gas, Texas Eastern and Transco. The NiSource midwestern gas utilities are physically linked through Crossroads' interconnections with Columbia Transmission, Trunkline and Panhandle Eastern with a common interstate transmission system (Columbia Transmission) that serves each of the Columbia gas distribution utilities. The Columbia and NiSource gas distribution utilities also make use of other regional pipelines to transport and deliver Gulf Coast, Mid-Continent, Canadian and Appalachian-sourced supplies, including Crossroads, National Fuel and CNG Transmission Corp. In addition, gas purchased by the unregulated marketing affiliate of NiSource is transported by NiSource subsidiary, Crossroads, and Columbia subsidiary, Columbia Transmission, for further delivery to utility customers served by NiSource's and Columbia's gas public utilities located in Indiana, Ohio and Pennsylvania. These links, and the increased presence which the combined NiSource and Columbia utilities will have in both upstream (i.e., producing area) and downstream (i.e., market area) trading hubs and market centers, will facilitate coordinated management of interstate transportation, storage and gas supplies.

          Gas trading points and market centers, trading "hubs" and market centers have rapidly grown in importance as a result of the construction of new pipeline capacity, the unbundling of interstate transportation from gas sales mandated by FERC Orders 436 and 636, 28 the development of high deliverability salt cavern gas storage facilities and local distribution companies' "de-contracting" of firm pipeline and storage capacity. Trading hubs and market centers now provide market participants with access to gas supplies sourced from multiple, widely separated producing areas and transportation capacity, by way of any number of interconnected interstate pipeline facilities at a manageable number of common geographic points. These hubs and centers have contributed to the establishment of a fully integrated, competitive marketplace in which real-time pricing is available.29 Using many of the same hubs and market centers, the NiSource and Columbia gas public utilities and their affiliates will have opportunities to coordinate and manage their gas supply and transportation portfolios. This can lead to increased efficiencies and economies over time in areas of coordinated gas supply, optimized use of transportation capacity, ability to take advantage of geographic diversity between NiSource's and Columbia's core markets, more efficient use of gas storage facilities and enhanced ability to benefit from new supply contracts.

          Additional efficiencies and arbitrage opportunities will be realized over time through the combined companies' use of a single data management system to record gas transaction data, single distribution "send-out" models which help


------------------------
28 Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol, Order No. 436, 50 FR 42408 (Oct. 18, 1985); and Pipeline Service Obligation and Revisions to Regulations Governing Self-Implementing Transportation Under
     Part 284 of the Commission's Regulations, Order No. 636, 57 FR 13267 (Apr. 16, 1992).

29 As a result of the evolution of an integrated, competitive marketplace for both supply and transportation, the duration of contracts has shortened considerably.

design the portfolio to meet requirements and single e-commerce trading systems which are experiencing increasing growth in industry portfolios. NiSource and Columbia collectively operate ten (10) local distribution companies ("LDC's") in nine (9) states. Each of NiSource and Columbia operates a single, integrated gas supply department which, on behalf of each individual LDC, designs, acquires, and manages the respective gas portfolios to meet the individual LDC's ongoing operating service requirements. Both gas supply departments operate a single gas data management information system to gather, maintain and facilitate the data associated with each individual LDC portfolio.

          The NiSource and Columbia gas supply departments are nearly identical in organizational structure and portfolio management processes. The difference between the two companies' single gas supply departments resides in the respective dispatch and control functions of the LDC's distribution systems--commonly referred to as the "Gas Control" function. The individual NiSource LDC's have separate Gas Control departments and are responsible for the management of their own LDC's system. Each individual NiSource LDC has a separate Supervisory Control and Data Acquisition ("SCADA") system, which electronically monitors the physical operating conditions of its distribution systems. The Gas Control functions for all five (5) Columbia LDC systems are integrated into a single department and managed by a single SCADA system.

          New NiSource plans to have a single, centrally located, fully integrated department which will perform the gas supply portfolio management and gas control functions for all New NiSource LDC's. The gas supply and Gas Control functions will be managed by a single gas data management system and SCADA system for all New NiSource LDC's. Current integration plans propose initiation of the steps toward physical integration into a single location commencing shortly after the merger. The new single department will utilize the existing pre-merger gas data management systems and SCADA systems while single systems can be developed and become fully operational.

          The timing of the integration into a single department is staggered to avoid any interruption of the gas portfolio and system operations of the respective LDC's during the winter season months of November through March. The timing of full integration of personnel into a centrally located, single gas supply and Gas Control function is timed to coincide with fully operational single data management and SCADA systems. The development of single data management and SCADA systems will commence immediately and become operational only when the integrity and safety of the respective LDC systems will not be compromised. Upon completion, the single integrated department will be fully coordinated.

          No Impairment: The resulting integrated gas system to be formed by the combination of Columbia's gas properties with those of NiSource will not be "so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation."

          In this case, the separate corporate identity and current headquarters of each of Columbia's five natural gas public utility subsidiaries will be maintained. Further, following the Transaction, each of the Columbia and NiSource public utilities will remain subject to regulation as to rates, service, and other matters by the regulatory agencies in each of the states in which they provide public utility services.

     4.   Section 10(f) - State Laws

               Section 10(f) of the Act provides that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11. 15 U.S.C. Section 79k(f).

          As described in ITEM 4, the Applicants will comply with all applicable state laws related to the Transaction.

ITEM 4.   REGULATORY APPROVALS

          Certain aspects of the Transaction are, or may be, subject to approval by the public utility commissions of Virginia, Pennsylvania, Kentucky, Maine and New Hampshire. On July 14, 2000, the Virginia State Corporation Commission issued an order authorizing the Merger. On July 13, 2000, the Pennsylvania Public Utility Commission issued an order authorizing the Merger. On June 30, 2000 the Kentucky Public Service Commission issued an order authorizing the Merger. On June 30, 2000, the Maine Public Utility Commission issued an order authorizing the Merger. On June 6, 2000 the New Hampshire Public Utility Commission issued an order authorizing the Merger. Furthermore, certain aspects of the Transaction are subject to the jurisdiction of FERC under the Federal Power Act, as amended, and of the Federal Communications Commission ("FCC") under the Communications Act of 1934, as amended. On July 26, 2000, FERC issued an order authorizing the Merger. The FCC has issued all necessary orders approving the Merger. The Transaction is also subject to the notification and reporting requirements of the HSR Act. No other state or federal commission approvals of the Transaction are necessary with respect to the public-utility companies, as defined under the Act, of NiSource and Columbia as a result of the Transaction.

          In addition, pursuant to the order of the Maine Public Utility Commision, the Applicants respectfully request that the Commission, in its order approving the Transaction, acknowledge that the Maine Public Utility Commission intends to retain the right to review, and to disallow, as warranted, any service charges rendered by or to Northern in the NiSource corporate system that may be subject to recovery in rates.

ITEM 5.   PROCEDURE

          The Applicants respectfully request the Commission to expedite its approval of this Application/Declaration. A proposed form of notice is attached hereto as Exhibit H-1. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, request that there be no thirty-day waiting period between the issuance of the Commission's Order and date on which it is to become effective, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the Transaction.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

A.   EXHIBITS
     --------

A-1 Amended and Restated Articles of Incorporation of NiSource dated as of May 13, 1998, as amended on April 14, 1999 and March 2, 2000. (Incorporated by reference to Exhibit 3 to the NiSource Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and Exhibits 3.2 and 3.3 to the NiSource Annual Report on Form 10-K for the year ended December 31, 1999).

A-2 Amended and Restated By-Laws of NiSource Inc. effective January 29, 2000. (Incorporated by reference to Exhibit 3.4 to the NiSource Annual Report on Form 10-K for the year ended December 31, 1999).

A-3 Amended and Restated Certificate of Incorporation of Columbia effective January 16, 1998, as amended on June 1, 1999. (Incorporated by reference to Exhibit 3-A to Columbia Gas System, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-1098), and Exhibit 3-D to Columbia's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (as corrected in Exhibit 4-A-3 to Columbia's Registration Statement on Form S-8, filed with the Commission on June 16, 1999 (File No. 333-80797)), and Exhibit 3-D to Columbia's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

A-4 Amended and Restated By-Laws of Columbia dated as of February 22, 2000. (Incorporated by reference to Exhibit 3-D to the Columbia Annual Report on Form 10-K for the year ended December 31, 1999).

A-5 Articles of Incorporation of New NiSource. (See Exhibit 3.3 to Exhibit C hereto).

A-6            By-Laws of New NiSource. (Previously filed).

B-1 Agreement and Plan of Merger between Columbia, NiSource, New NiSource, Parent Acquisition, Company Acquisition and NiSource Finance Corp. dated as of February 27, 2000, as amended and restated as of March 31, 2000. (Incorporated by reference to Exhibit 2.1 to the NiSource Current Report on Form 8-K dated March 31, 2000).

B-2 Form of Credit Agreement and related documentation. (Filed herewith).

B-3            Form of Interim Service Agreement (Previously filed).

C Registration Statement of New NiSource and NiSource on Form S-4 (including joint proxy statement of NiSource and Columbia). (Filed with the Commission on April 3, 2000, File No. 333-33896 and incorporated by reference herein).

C-1 Amendment No. 1 to Registration Statement of New NiSource and NiSource on Form S-4 (including joint proxy statement of NiSource and Columbia.) (Filed with the Commission on April 24, 2000, File No. 333-33896 and incorporated by reference herein).

D-1 Application to the FERC under the Federal Power Act. (Previously filed).

D-2            Order of the FERC. (Previously filed).

D-3            Application to the VSCC. (Included as Exhibit G to Exhibit D-1).

D-4            Order of the VSCC. (Previously filed).

D-5            Application to the PPUC. (Included as Exhibit G to Exhibit D-1).

D-6            Order of the PPUC. (Previously filed).

D-7            Application to the KPSC. (Previously filed).

D-8            Order of the KPSC. (Previously filed).

D-9            Application to the MPUC. (Previously filed).

D-10           Order of the MPUC. (Previously filed).

D-11           Application to the NHPUC (Previously filed).

D-12           Order of the NHPUC. (Previously filed).

D-13           Applications to the FCC. (Paper format filing-Form SE).

D-14           Orders of the FCC. (Paper format filing-Form SE).

D-15           Letter of the IURC. (Previously filed).

D-16           Letter of the PUCO. (Previously filed).

D-17           Letter of the MPSC. (Previously filed).

D-18           Letter of the MDTE. (Previously filed).

E-1 Map of service territories of subsidiaries of NiSource and Columbia and common pipelines. (Previously filed).

E-2            Combined Company Organizational Chart. (Previously filed).

E-2(a)         Merger Structure Diagram. (Previously filed).

E-2(b) Revised Combined Company Organizational Chart. (Paper format filing - Form SE).

F              Opinion of Counsel. (Filed herewith).

G-1 Annual Report of NiSource on Form 10-K for the year ended December 31, 1999. (Filed with the Commission on March 30, 2000, File No. 1-9776 and incorporated by reference herein).

G-2 Annual Report of Columbia on Form 10-K for the year ended December 31, 1999. (Filed with the Commission on March 2, 2000, File No. 1-1098 and incorporated by reference herein), as amended by the Amended Annual Report on Form 10-K/A (Filed with the Commission on March 3, 2000, File No. 1-1098 and incorporated by reference herein).

G-3 Form U5S of Columbia for the year ended December 31, 1999. (Filed with the Commission on April 28, 2000, File No. 1-1098 and incorporated by reference herein).

G-4 Opinion of Credit Suisse First Boston Corporation. (Included as Annex III to Exhibit C).

G-5 Opinion of Morgan Stanley & Co. Incorporated. (Included as Annex IV to Exhibit C-1).

G-6            Opinion of Salomon Smith Barney Inc. (Included as Annex V to
               Exhibit C-1).

G-7 Opinion of Morgan Stanley & Co. Incorporated (Incorporated by reference to Exhibit 99(a) to the Columbia Current Report on Form 8-K dated April 24, 2000).


G-8 Opinion of Salomon Smith Barney Inc. (Incorporated by reference to Exhibit 99(b) to the Columbia Current Report on Form 8-K dated April 24, 2000).

H              Proposed Form of Notice. (Previously filed).

H-1            Proposed Amended Form of Notice. (Previously filed).

I-1            Electric Divestiture Study of Northern Indiana. (Filed herewith).

I-2            Retention of NiSource's Non-Utility Businesses. (Filed herewith).

J-1            Letter regarding Pushdown Accounting. (Filed herewith).

J-2 Tables Providing Information on Customers, Assets and Revenues as of June 30, 2000 of NiSource, Columbia and Their Subsidiaries and Pro Forma Combined System. (Filed herewith). J-3 Comparable Companies Analysis Tables. (Filed herewith).

J-4 Capitalization Tables. (Filed pursuant to Rule 104 on a confidential basis).

B.   FINANCIAL STATEMENTS
     --------------------

FS-1 New NiSource Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of December 31, 1999. (Included in Exhibit C).

FS-2 New NiSource Unaudited Pro Forma Combined Condensed Consolidated Statement of Income from Continuing Operations for the twelve months ended December 31, 1999. (Included in Exhibit C).

FS-3 Notes to New NiSource Unaudited Pro Forma Condensed Consolidated Financial Statements. (Included in Exhibit C).

FS-4           NiSource Consolidated Balance Sheet as of December 31, 1999.
               (Included in Exhibit G-1).

FS-5 NiSource Consolidated Statement of Income for the twelve months ended December 31, 1999. (Included in Exhibit G-1).

FS-6           Columbia Consolidated Balance Sheet as of December 31, 1999.
               (Included in Exhibit G-2).

FS-7 Columbia Consolidated Statement of Income for the twelve months ended December 31, 1999. (Included in Exhibit G-2).

                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this Amendment filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

                                        NISOURCE INC.

                                        /s/ Gary L. Neale
                                        ---------------------------------------
                                        Name:  Gary L. Neale
                                        Title: Chairman, President and
                                               Chief Executive Officer


                                        NEW NISOURCE INC.

                                        /s/ Gary L. Neale
                                        ---------------------------------------
                                        Name:  Gary L. Neale
                                        Title: Chairman, President and
                                               Chief Executive Officer


                                        COLUMBIA ENERGY GROUP

                                        /s/ M.W. O'Donnell
                                        ---------------------------------------
                                        Name:  M.W. O'Donnell
                                        Title: Senior Vice President and
                                               Chief Financial Officer

Date: October 30, 2000


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